--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
            RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            THERMOQUEST CORPORATION
                                (NAME OF ISSUER)

                              TMQ ACQUISITION INC.
                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  883655 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          SANDRA L. LAMBERT, SECRETARY
                              TMQ ACQUISITION INC.
                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02454-9046
                                 (781) 622-1000
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

          SETH H. HOOGASIAN, GENERAL COUNSEL                           NEIL H. ARONSON, ESQ.
             THERMO ELECTRON CORPORATION                        MINTZ, LEVIN, COHN, FERRIS, GLOVSKY
                   81 WYMAN STREET                                         AND POPEO, PC
                    P.O. BOX 9046                                       ONE FINANCIAL CENTER
          WALTHAM, MASSACHUSETTS 02454-9046                         BOSTON, MASSACHUSETTS 02111
                    (781) 622-1000                                         (617) 542-6000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This statement is filed in connection with (check the appropriate box):
    a.   [ ]   The filing of solicitation materials or an information
               statement subject to Regulation 14A, Regulation 14C, or Rule
               13e-3(c) under the Securities Exchange Act of 1934.
    b.   [ ]   The filing of a registration statement under the Securities
               Act of 1933.
    c.   [ ]   A tender offer.
    d.   [X]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

     Check the following box if this is a final amendment reporting the results of the transaction. [ ]

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*   AMOUNT OF FILING FEE
----------------------   --------------------
$140,546,599                 $28,109

---------------
* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 8,267,447 shares of Common Stock, par value $.01 per share, of ThermoQuest Corporation at $17.00 per share.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A
Form or registration no.: N/A
Filing party: N/A
Date filed: N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               SUMMARY TERM SHEET

     This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the going private merger involving ThermoQuest Corporation, how it affects you, what your rights are with respect to the merger as a stockholder of ThermoQuest Corporation and the position of Thermo Instrument Systems Inc. and Thermo Electron Corporation regarding the fairness of the terms of the merger.

PURPOSE OF THE MERGER (PAGE 7).

- The Merger. On January 31, 2000, Thermo Electron announced that its Board of Directors had authorized its management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries. As part of this reorganization, Thermo Electron plans to acquire the public minority interest in most of its subsidiaries that have minority investors, spin off its separation technologies and fiber-based products business and its medical products business and divest a variety of non-core businesses. The primary goal of the reorganization is for Thermo Electron and each of its spun-off subsidiaries to focus on its core business. The purpose of the merger is for Thermo Instrument and Thermo Electron to acquire the minority public interest in ThermoQuest as part of Thermo Electron's overall reorganization and to provide ThermoQuest's stockholders with $17.00 in cash for each of their shares of ThermoQuest common stock. Following the merger, Thermo Electron plans to retain ThermoQuest as part of Thermo Electron's core instrument business.

PRINCIPAL TERMS OF THE MERGER.

- The Merger (page 23). Thermo Instrument and Thermo Electron plan to contribute all of the shares of common stock of ThermoQuest owned by them to Quest Acquisition in exchange for shares of common stock of Quest Acquisition. As a result of this contribution, Quest Acquisition expects that it will own at least 90% of ThermoQuest's outstanding shares. On April 4, 2000, or as soon thereafter as possible, Thermo Instrument and Thermo Electron will cause Quest Acquisition to merge with and into ThermoQuest in a "short-form" merger. After the merger, Thermo Instrument will own 99.7% of ThermoQuest's common stock and Thermo Electron will own 0.3% of ThermoQuest's common stock, assuming no options to acquire ThermoQuest's common stock are exercised and no outstanding ThermoQuest convertible debentures are converted prior to the merger. Quest Acquisition does not intend to enter into a merger agreement with ThermoQuest or to seek the approval of the directors of ThermoQuest for the merger. Stockholders of ThermoQuest will not be entitled to vote their shares with respect to the merger.

- Merger Consideration (pages 7 and 21). The consideration in the merger will be $17.00 per share in cash. This price is equal to a premium of approximately 36% over the last reported sale price of $12.50 per share of ThermoQuest common stock on the American Stock Exchange on the last trading date prior to the announcement, on January 31, 2000, of our intention to take ThermoQuest private. The last reported sale price of ThermoQuest common stock on the American Stock Exchange on March 2, 2000, the day prior to the date of this
  Schedule 13E-3, was $16.50 per share.

- Affiliation of ThermoQuest, Quest Acquisition, Thermo Instrument and Thermo Electron. As of January 28, 2000, Thermo Instrument owned 90.3% and Thermo Electron owned 0.3% of the outstanding shares of common stock of ThermoQuest. Thermo Instrument is a majority-owned subsidiary of Thermo Electron. Certain officers and directors of Thermo Instrument and Thermo Electron are also officers or directors of ThermoQuest.

- ThermoQuest Shares Outstanding; Ownership by Thermo Electron and Thermo Instrument (pages 5 and 23). As of January 28, 2000, 50,397,707 shares of ThermoQuest common stock were outstanding. In addition, as of January 28, 2000, options to purchase 3,110,925 shares of ThermoQuest common stock were outstanding. As of January 28, 2000, 3,698,848 shares of ThermoQuest common stock were issuable upon the exercise of conversion rights under ThermoQuest's outstanding 5% subordinated convertible debentures due August 15, 2000. Thermo Instrument and Thermo Electron owned a total of 45,680,535 shares of ThermoQuest common stock, or approximately 90.6% of the outstanding shares of ThermoQuest common stock, as of January 28, 2000. Of the Shares owned by Thermo Electron and Thermo Instrument, 439,350

Shares have been reserved for issuance under stock options granted by Thermo Electron and Thermo Instrument under their respective stock option plans.

- Payment for Shares (page 24). We will pay you for your shares of ThermoQuest common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of ThermoQuest on the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 "-- Terms of the Transaction" in this Schedule 13E-3.

- Other Possible Purchases of ThermoQuest Common Stock (page 6). If, before the merger is effective, the aggregate ownership by Thermo Electron and its subsidiaries, including Thermo Instrument, of the outstanding shares of ThermoQuest common stock should fall below 90% because of the exercise of outstanding options, the conversion of outstanding debentures or for any other reason, Quest Acquisition intends to acquire additional shares of ThermoQuest common stock on the open market or in privately negotiated transactions to the extent required for the aggregate ownership of ThermoQuest common stock by Thermo Electron and its subsidiaries to equal or exceed 90%. These purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the $17.00 per share price in the merger. In addition, Thermo Electron may, in those circumstances, convert all or a portion of the $300,000 principal amount of ThermoQuest debentures that it holds into shares of ThermoQuest common stock and contribute those shares to Quest Acquisition. The debentures held by Thermo Electron are convertible into a total of 18,182 shares of ThermoQuest common stock at a price of $16.50 per share. See "Introduction."

- Source of Funds (page 28). The total amount of funds expected to be required by Quest Acquisition to pay the merger consideration for ThermoQuest common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $82 million, assuming no options to acquire ThermoQuest's common stock are exercised and no outstanding ThermoQuest convertible debentures are converted prior to the merger. Quest Acquisition will obtain these funds from Thermo Instrument as a loan or a capital contribution. Thermo Instrument intends to borrow funds from Thermo Electron to fund this loan or capital contribution. Thermo Electron has committed to provide any required financing to Thermo Instrument. There are no conditions to the financing of the merger.

THERMO INSTRUMENT'S AND THERMO ELECTRON'S POSITION ON THE FAIRNESS OF THE
MERGER.

- Determination of the Special Committee of the Board of Directors of Thermo Instrument and the Board of Directors of Thermo Electron (pages 11 to
  14). The board of directors of Thermo Instrument, at a meeting held on January 20, 2000, appointed Richard F. Syron and Polyvios C. Vintiadis, directors of Thermo Instrument, to act as a special committee of the board of directors of Thermo Instrument, with full authority to authorize and determine the terms of the merger and to determine whether the merger is fair to the public stockholders of ThermoQuest. The board of directors of Thermo Electron and the special committee of the board of directors of Thermo Instrument have determined that the terms of the merger are fair to the stockholders of ThermoQuest. In considering the fairness from a financial point of view of the $17.00 per share merger consideration, the board of directors of Thermo Electron and the special committee of the board of directors of Thermo Instrument reviewed and relied in part upon an analysis of the range of potential values of the shares of ThermoQuest common stock that resulted from the application of several accepted valuation methodologies. This analysis, including the selection of valuation methodologies, was prepared by J.P. Morgan Securities Inc. and The Beacon Group Capital Services, LLC. J.P. Morgan and The Beacon Group are the financial advisors to Thermo Instrument and Thermo Electron in connection with the merger and the reorganization of Thermo Electron and its subsidiaries described above. For a discussion of the factors that the board of directors of Thermo Electron and the special committee of the board of directors of Thermo Instrument considered in determining the fairness of the merger and a summary of the financial analysis prepared by J.P. Morgan and The Beacon Group, see "Special Factors --

Fairness of the Merger -- Factors Considered in Determining Fairness" and
"-- Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."

- Potential Conflicts of Interest. Thermo Instrument is the majority stockholder of ThermoQuest. Thermo Electron is the majority stockholder of Thermo Instrument. Some of the officers and directors of Thermo Instrument and Thermo Electron are also officers or directors of ThermoQuest and own shares of common stock, or hold options to purchase shares of common stock of Thermo Electron, Thermo Instrument and/or ThermoQuest. As a result, there are various actual or potential conflicts of interest in connection with the merger.

CONSEQUENCES OF THE MERGER (PAGE 8).

     Completion of the merger will have the following consequences:

     - Thermo Instrument and Thermo Electron will have complete control over ThermoQuest's business.

     - Thermo Instrument and Thermo Electron will own 100% of the equity interest in ThermoQuest's business and will solely have the benefit or detriment of any change in ThermoQuest's value.

     - The shares of ThermoQuest will no longer be listed on the American Stock Exchange.

     - ThermoQuest will no longer be subject to the requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3.

     - After the merger, each of your shares, subject to statutory appraisal rights, will be converted into the right to receive $17.00 in cash, without interest.

APPRAISAL RIGHTS (PAGE 24).

- You have a statutory right to dissent from the merger and demand payment of the judicially appraised fair value of your ThermoQuest shares plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $17.00 per share in cash consideration in the merger. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d) "-- Terms of the Transaction -- Appraisal Rights" in this Schedule 13E-3.

FOR MORE INFORMATION (PAGES 21 AND 22).

- More information regarding ThermoQuest, Thermo Instrument and Thermo Electron is available from their public filings with the Securities and Exchange Commission. See Item 2 "Subject Company Information" and Item 3 "Identity and Background of Filing Person" in this Schedule 13E-3.

- If you have any questions about the merger, please contact the Corporate Secretary of Thermo Instrument at (781) 622-1000.

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), (ii) TMQ Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Thermo Instrument ("Quest Acquisition"), and (iii) Thermo Electron Corporation, a Delaware corporation and the holder of a majority of the outstanding capital stock of Thermo Instrument ("Thermo Electron"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of Quest Acquisition with and into ThermoQuest Corporation, a Delaware corporation (the "Company" or "ThermoQuest"), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). The effective date (the "Effective Date") of the Merger is expected to be April 4, 2000 or as soon thereafter as possible.

     As of January 28, 2000, there were issued and outstanding 50,397,707 shares of common stock, $.01 par value per share (the "Shares"), of the Company. As of January 28, 2000, Thermo Instrument and Thermo Electron held a total of 45,680,535 Shares, or approximately 90.6% of the total Shares outstanding. Of the Shares owned by Thermo Electron and Thermo Instrument, 439,350 Shares have been reserved for issuance under stock options granted by Thermo Electron and Thermo Instrument under their respective stock option plans. Thermo Electron and Thermo Instrument intend to acquire the Shares that they do not currently own through the Merger. Thermo Electron and Thermo Instrument intend to contribute their Shares that they currently own to Quest Acquisition immediately before the Effective Date in exchange for common stock of Quest Acquisition.

     Upon the consummation of the Merger, each outstanding Share (other than Shares held by Quest Acquisition, the Company and stockholders of the Company who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $17.00 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to American Stock Transfer & Trust Company (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of ThermoQuest on the Effective Date and should be read carefully.

     Under the DGCL, no action is required by the Board of Directors or the stockholders of the Company, other than Quest Acquisition, for the Merger to become effective. The Company will be the surviving corporation in the Merger. As a result of the Merger, Thermo Instrument and Thermo Electron will be the only stockholders of the Company.

     As of January 28, 2000, options to purchase an aggregate of 3,110,925 Shares (the "Options") were outstanding under the Company's Directors Stock Option Plan, Equity Incentive Plan and Employees Equity Incentive Plan (the "Plans"). The exercise prices of the outstanding Options range from $9.44 to $17.20. It is possible that some of the Options will be exercised before the Effective Date.

     The Company also has outstanding $61 million principal amount of 5% Subordinated Convertible Debentures due August 15, 2000 (the "Debentures"), which in the aggregate are currently convertible into 3,698,848 Shares at a conversion price of $16.50 per Share. Thermo Electron holds $300,000 principal amount of the Debentures, which are currently convertible into a total of 18,182 Shares. The Debentures will remain outstanding after the Merger. In accordance with the terms of the Debentures, the Company will amend the Fiscal Agency Agreement which governs the Debentures to provide that on and after the Effective Date the Debentures shall no longer be convertible into Shares and that from the Effective Date until the redemption of the Debentures each Debenture shall be convertible only into an amount of cash equal to the product of the number of Shares into which such Debenture was convertible multiplied by the Merger Price. Although the holders of the Debentures will be entitled to receive the benefit of the Merger Price without exercising their conversion rights before the Effective Date, it is possible that some or all of the Debentures will be converted before the Effective Date. The Company has announced that it will not establish a redemption date for the Debentures that is less than 90 days after the Effective Date.

     If, because of the exercise of Options, the conversion of the Debentures or for any other reason, Quest Acquisition owns, or determines that it might on the Effective Date own, less than 90% of the then outstanding Shares, Quest Acquisition may make open market or privately negotiated purchases of Shares to the extent necessary for Quest Acquisition to own at least 90% of the outstanding Shares on the Effective Date. Any such open market or privately negotiated purchases by Quest Acquisition would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the Merger Price. In addition, Thermo Electron may convert all or a portion of the Debentures it holds into Shares before the Effective Date and contribute such Shares to Quest Acquisition.

     This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of Thermo Instrument and Thermo Electron and their Boards of Directors, including statements concerning Thermo Instrument's and Thermo Electron's strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

                                SPECIAL FACTORS

           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

PURPOSES

     On January 31, 2000, Thermo Electron announced that its Board of Directors had authorized its management to proceed with a major reorganization of the operations of Thermo Electron and its subsidiaries. As part of this reorganization, Thermo Electron plans to acquire the public minority interest in most of its subsidiaries that have minority investors, spin off its separation technologies and fiber-based products business and its medical products business and divest a variety of non-core businesses. The primary goal of the reorganization is for Thermo Electron and each of its spun-off subsidiaries to focus on its core business. The purpose of the Merger is to enable Thermo Electron and Thermo Instrument to acquire all of the outstanding equity interest in the Company as part of Thermo Electron's overall reorganization and to provide the Merger Price of $17.00 per Share in cash to the stockholders of the Company other than Thermo Electron and Thermo Instrument (the "Public Stockholders"). Following the Merger, Thermo Electron plans to retain ThermoQuest as part of Thermo Electron's core instrument business.

ALTERNATIVES

     Thermo Instrument, Thermo Electron and Quest Acquisition believe that effecting the transaction by way of a short-form merger with Quest Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for Thermo Instrument to acquire the outstanding public minority equity interest in the Company. Thermo Instrument, Thermo Electron and Quest Acquisition considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of the Company's Board of Directors and of the Public Stockholders. Thermo Instrument, Thermo Electron and Quest Acquisition also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would in all likelihood still be required.

REASONS

     In determining whether to effect the Merger, the Board of Directors of Thermo Electron and the Special Committee of the Board of Directors of Thermo Instrument which was appointed on January 20, 2000 (the "Instrument Special Committee"), considered several factors, including the financial performance and profitability of the Company and the potential benefits to the Company's business if the Company were to become part of a larger business unit. The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the following factors:

     - the prospect of achieving greater marketing, operating and administrative efficiency as a result of the Company's operations being conducted in a more coordinated manner with Thermo Electron's other instruments subsidiaries;

     - the reduction in the amount of public information available to competitors about the Company's businesses that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

     - the elimination of additional burdens on management associated with public reporting and other tasks resulting from the Company's public company status, including, for example, the dedication of time by and resources of the Company's management and Board of Directors to stockholder and analyst inquiries and investor and public relations;

     - the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, the Company would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Thermo Electron Board of Directors and the Instrument Special Committee anticipate could result in savings of approximately $450,000 per year, including fees for an audit by an independent accounting firm and legal fees;

     - the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in the Company's quarterly earnings; and

     - recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float.

     The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in the Company, including:

     - a sale of their equity interests in the Company; and

     - leaving the Company as a majority-owned, public subsidiary.

     The first alternative, selling their equity interests in the Company, was briefly considered. It was not an alternative that was pursued at length, given that Thermo Electron did not want to sell, and did not want Thermo Instrument to sell, its equity interest in the Company, but rather intended to retain the Company as a part of Thermo Electron's core instruments business.

     In the view of the Board of Directors of Thermo Electron and the Instrument Special Committee, the principal advantage of having the Company as a majority-owned, public subsidiary of Thermo Electron and Thermo Instrument was the ability of Thermo Instrument to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in the Company. The disadvantages of leaving the Company as a majority-owned, public subsidiary which were considered by the Board of Directors of Thermo Electron and the Instrument Special Committee included the inability to achieve many of the benefits of taking the Company private discussed above. The Board of Directors of Thermo Electron and the Instrument Special Committee concluded that the advantages of leaving the Company as a majority-owned, public subsidiary of Thermo Electron and Thermo Instrument were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

     The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the relatively low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. The Board of Directors of Thermo Electron and the Instrument Special Committee considered trends in the price of the Shares in the past twelve months and during the period between the Company's initial public offering and the announcement of Thermo Instrument's intention to take the Company private.

     In addition, the Board of Directors of Thermo Electron considered the fact that the acquisition by Thermo Instrument of the Public Stockholders' interest in the Company would advance the goal of its proposed corporate reorganization and resolved not to object if Thermo Instrument determined to take the Company private by way of the Merger at a purchase price of $17.00 per Share.

     Thermo Instrument and Thermo Electron have determined to effect the Merger at this time as part of the larger reorganization of Thermo Electron and its subsidiaries. The Company's stock price was not a significant factor in the timing of Thermo Electron's or Thermo Instrument's decision to propose the Merger.

     This Rule 13e-3 transaction is structured as a short-form merger under
Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows the Company to become a wholly-owned subsidiary of Thermo Electron and Thermo Instrument without any action by the Board of Directors of the Company or the Public Stockholders.

EFFECTS

     GENERAL. Upon completion of the Merger, Thermo Instrument and Thermo Electron will have complete control over the conduct of the Company's business and will have a 100% interest in the net book value and net earnings of the Company. In addition, Thermo Instrument and Thermo Electron will receive the benefit of complete control over any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. Thermo Instrument's and Thermo Electron's ownership of the Company prior to the Merger aggregated approximately 90.6%. Upon completion of the Merger, Thermo Instrument's and Thermo Electron's interest in the Company's net book value of $445,744,000 on January 1, 2000 and net earnings of $45,749,000 for the fiscal year ended January 1, 2000, will increase from approximately 90.6% to 100% of those amounts.

     STOCKHOLDERS. Upon completion of the Merger, the Public Stockholders would no longer have any interest in, and would not be stockholders of, the Company and therefore would not participate in the Company's future earnings and potential growth and would no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders would not share in any distribution of proceeds after any sales of businesses of the Company, whether contemplated at the time of the Merger or thereafter. See Item 6(c) "-- Purposes of the Transaction and Plans or Proposals -- Plans." All of the Public Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of a Public Stockholder's holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

     Upon completion of the Merger, the Public Stockholders will also not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity in the form of the Merger Price in place of an ongoing equity interest in the Company in the form of the Shares. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of the Company (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under Delaware law).

     THE SHARES. Once the Merger is consummated, public trading of the Shares will cease. Thermo Instrument and Thermo Electron intend to have the Shares delisted from the American Stock Exchange promptly following the Effective Date. Thermo Instrument and Thermo Electron also intend to deregister the Shares under the Exchange Act. As a result, the Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act.

     The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing banks to extend credit on the collateral of such securities. Following the Merger, the Shares will no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board and will no longer be eligible to serve as collateral for loans made by banks.

     TREATMENT OF THE COMPANY OPTIONS. The Company has outstanding Options to purchase 3,110,925 Shares. On the Effective Date, each outstanding Option under the Plans which has not yet vested will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron common stock as provided below. In the case of vested Options, the holder of the Option will be given the choice of having such Option assumed by Thermo Electron or receiving cash from Thermo Instrument in an amount equal to the number of vested Shares multiplied by the difference between the Merger Price and the exercise price per Share of such Option. Each Option assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions as were applicable to the Option immediately prior to the Effective Date, except that:

     - each Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Electron common stock equal to the product of the number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Date multiplied by the Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Thermo Electron common stock, and

     - the per share exercise price for the shares of Thermo Electron common stock issuable upon exercise of such assumed Option will be equal to the quotient determined by dividing the exercise price per Share at which such Option was exercisable immediately prior to the Effective Date by the Exchange Ratio, rounded up to the nearest whole cent. The "Exchange Ratio" is a fraction, the numerator of which is the Merger Price and the denominator of which is the closing price of Thermo Electron common stock on the day immediately preceding the Effective Date as reported on the consolidated transactions tape.

     On the Effective Date, each outstanding Option to purchase Shares (each an "ESPP Stock Option") under the Company's Employees' Stock Purchase Plan (the "ESPP") will also be assumed by Thermo Electron. Each ESPP Stock Option so assumed by Thermo Electron will continue to have, and be subject to, the same terms and conditions as set forth in the ESPP immediately prior to the Effective Date, except that:

     - the assumed ESPP Stock Option shall be exercisable for shares of Thermo Electron;

     - the purchase price per share of Thermo Electron common stock shall be the lower of (a) 85% of (x) the per Share market value of the Shares on the grant date of the ESPP Stock Option divided by (y) the Exchange Ratio, with the resulting price rounded up to the nearest whole cent, and (b) 85% of the market value of Thermo Electron common stock as of the exercise date of the ESPP Stock Option; and

     - the $25,000 limit under Section 9.2(i) of the ESPP shall be applied by taking into account Thermo Electron's assumption of the ESPP Stock Options in accordance with Section 423(b)(8) of the Internal Revenue Code of 1986, as amended, and applicable regulations.

     DEFERRED COMPENSATION PLAN FOR DIRECTORS. On the Effective Date, the Company's deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and the Company will distribute to each participant the sum in cash equal to the balance of stock units credited to his deferred compensation account under the Deferred Compensation Plan as of the Effective Date multiplied by the Merger Price. Based on the units accumulated on January 1, 2000, Dr. Michael Porter will receive $48,746 for his units and Mr. Frank Jungers will receive $45,066 for his units.

     DEBENTURES. The Company has outstanding $61 million principal amount of Debentures, which in the aggregate are convertible into 3,698,848 Shares. On and after the Effective Date, the Debentures will remain outstanding. In accordance with the terms of the Debentures, the Company will amend the Fiscal Agency Agreement which governs the Debentures to provide that on and after the Effective Date the Debentures shall no longer be convertible into Shares and that from the Effective Date until the redemption of the Debentures, each Debenture shall be convertible only into an amount of cash equal to the product of the number of Shares into which such Debenture was convertible on the Effective Date multiplied by the Merger Price. Although the holders of the Debentures will be entitled to receive the benefit of the Merger Price without exercising their conversion rights before the Effective Date, it is possible that some or all of the Debentures will be converted before the Effective Date. The Company has announced that it will not establish a redemption date for the Debentures that is less than 90 days after the Effective Date. The aggregate amount of cash that the outstanding Debentures will be convertible into following the completion of the Merger is $62.9 million, assuming that no outstanding Debentures are converted into Shares before the Effective Date.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. The following is a general summary of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose Shares were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation or upon conversion of the Debentures) and does not address any aspect of state, local, foreign or other taxation.

     A stockholder whose Shares are converted, pursuant to the Merger, into a right to receive cash will recognize gain or loss equal to the difference between (i) the amount of cash that such stockholder receives in the Merger and
(ii) such stockholder's adjusted tax basis in such Shares, assuming that such stockholder is not deemed to own additional Shares following the Merger pursuant to constructive ownership rules under Section 318 of the Code. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the Effective Date the stockholder's holding period for the Shares is more than one year. Holders of Shares should be aware that the Paying Agent will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the Merger to any stockholder that (i) has provided either an incorrect tax identification number or no number at all, (ii) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (iii) has failed to certify to the Paying Agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

     In general, cash received by Public Stockholders who exercise statutory appraisal rights ("Dissenting Stockholders") in respect of appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder. Any such Dissenting Stockholder should consult with its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the Merger.

     None of Thermo Instrument, Thermo Electron or the Company expects to recognize any gain, loss or income by reason of the Merger.

     EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             FAIRNESS OF THE MERGER

FAIRNESS

     Because Thermo Instrument and Thermo Electron together currently own a majority of the Shares, Thermo Electron, Thermo Instrument and Quest Acquisition are deemed "affiliates" of the Company under Rule 12b-2 of the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the Board of Directors of Thermo Electron and the Instrument Special Committee have considered the fairness of the Merger to the Public Stockholders.

     The Board of Directors of Thermo Instrument, at a meeting held on January 20, 2000, appointed Richard F. Syron and Polyvios C. Vintiadis, directors of Thermo Instrument, to act as the Instrument Special Committee with full authority to authorize and determine the terms of the Merger and to determine whether the Merger is fair to the Public Stockholders. Neither Mr. Syron nor Mr. Vintiadis is an officer or director of the Company or owns Shares or options to purchase Shares. Mr. Syron is the Chief Executive Officer and a director of Thermo Electron.

     The Board of Directors of Thermo Electron and the Instrument Special Committee determined that the Merger is fair to the Public Stockholders. No member of the Board of Directors of Thermo Electron or the Instrument Special Committee abstained from the votes by which the Board of Directors of Thermo Electron and the Instrument Special Committee unanimously concluded that the Merger is fair to the Public Stockholders; however, Messrs. George N. Hatsopoulos and Frank Jungers, members of the Thermo Electron Board of Directors, were excused from discussions of the terms of the Merger and from voting to approve the Merger because they are directors of the Company or hold Shares or options to purchase Shares.

FACTORS CONSIDERED IN DETERMINING FAIRNESS

     In reaching their determinations that the terms of the Merger are fair to the Public Stockholders, the Board of Directors of Thermo Electron and the Instrument Special Committee considered the factors set forth in this section captioned "-- Fairness of the Merger," which constitute all of the material factors considered by the Board of Directors of Thermo Electron and the Instrument Special Committee in making their determinations. The Board of Directors of Thermo Electron and the Instrument Special Committee determined that each of the following factors supported their belief that the Merger is fair to the Public Stockholders:

     - FINANCIAL ANALYSIS. In considering the fairness of the Merger from a financial point of view to the Company's stockholders, including the Public Stockholders, the Board of Directors of Thermo Electron and the Instrument Special Committee reviewed and relied in part upon an analysis of the ranges of potential values of the Shares that result from the application of several accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by J.P. Morgan Securities Inc. ("J.P. Morgan") and The Beacon Group Capital Services, LLC ("The Beacon Group" and, together with J.P. Morgan, the "Advisors") to assist the Board of Directors of Thermo Electron and the Instrument Special Committee with their evaluation of the Merger. Thermo Electron retained J.P. Morgan and The Beacon Group as its financial advisors for the purpose of advising Thermo Electron in connection with its strategic alternatives, including advising Thermo Electron and Thermo Instrument in connection with the acquisition of the minority interest in the Company. The financial analyses undertaken by the Advisors included an analysis based upon public trading multiples, comparable buy-out transactions and discounted cash flows. The analysis of trading multiples of companies engaged in businesses which the Advisors judged to be analogous to the Company's business indicated an estimated range of equity values for the Shares of approximately $14.50 to $17.25 per Share. The analysis of other buyout transactions indicated an estimated range of equity values for the Shares of between $15.50 and $19.25 per Share. The analysis based upon discounted cash flows indicated an estimated range of equity values for the Shares of between $16.00 and $19.25 per Share. See "Special Factors -- Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."

     - INFORMATION CONCERNING THE FINANCIAL PERFORMANCE, CONDITION, BUSINESS OPERATIONS AND PROSPECTS OF THE COMPANY. The Board of Directors of Thermo Electron and the Instrument Special Committee believed the Merger Price to be attractive in light of the Company's current financial performance, profitability and growth prospects. In addition, the Merger would shift the risk of the future financial performance of the Company from the Public Stockholders, who do not have the power to control decisions made as to the Company's business, entirely to Thermo Electron and Thermo Instrument, who do have the power to control the Company's business and who have the resources to manage and bear the risks inherent in the business over the long term.

     - THE PREMIUM REFLECTED IN THE MERGER PRICE. The Board of Directors of Thermo Electron and the Instrument Special Committee considered the current and historical trading prices of the Shares. The market price of the Shares had declined from $15.00 on March 19, 1996, the date of the Company's initial public offering, to $12.50 on January 28, 2000, the trading date immediately prior to Thermo Instrument's announcement of its intention to take the Company private. The Merger Price represented a premium of 36% over the closing price of $12.50 on January 28, 2000 and a premium of 58% over the average closing price of $10.73 for the 30 trading days preceding the announcement. The Merger would eliminate the exposure of the Public Stockholders to any future or continued declines in the price of the Shares. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects."

     - THE MARKET PRICE AND RELATIVE LACK OF LIQUIDITY FOR THE SHARES AND THE LIQUIDITY THAT WILL BE REALIZED BY THE PUBLIC STOCKHOLDERS FROM THE MERGER. The Board of Directors of Thermo Electron and the Instrument Special Committee believed that the liquidity that would result from the Merger would be beneficial to the Public Stockholders because Thermo Instrument's and Thermo Electron's combined significant ownership of Shares (1) results in a relatively small public float that necessarily limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares would be made by an independent entity without the consent of Thermo Instrument and Thermo Electron.

     - THERMO ELECTRON'S AND THERMO INSTRUMENT'S DETERMINATION TO RETAIN THEIR MAJORITY OWNERSHIP OF THE COMPANY AND NOT TO SEEK A THIRD-PARTY BUYER FOR THE COMPANY. Thermo Instrument and Thermo Electron intend to retain their majority holdings in the Company, which foreclosed the opportunity to consider an alternative transaction with a third party purchaser of the Company or otherwise provide liquidity to the Public Stockholders. Accordingly, it is unlikely that finding a third party buyer for the Company was a realistic option for the Public Stockholders. Neither Thermo Instrument nor Thermo Electron had solicited or received an offer for the Company from a third party in the prior two years.

     PROCEDURAL FAIRNESS. The Board of Directors of Thermo Electron and the Instrument Special Committee also determined that the Merger is procedurally fair to the Public Stockholders. In making such determination, the Board of Directors of Thermo Electron and the Instrument Special Committee considered the following factors:

     - OUTSIDE ADVISORS. In determining the Merger Price, the Board of Directors of Thermo Electron and the Instrument Special Committee relied in part upon an analysis prepared by the Advisors of the ranges of potential values of the Shares that resulted from the application of several accepted valuation methodologies. See "Special
       Factors -- Reports, Opinions, Appraisals and Negotiations."

     - APPRAISAL RIGHTS. Public Stockholders who believe that the terms of the Merger are not fair can pursue appraisal rights in the Merger under state law.

     CERTAIN NEGATIVE CONSIDERATIONS. The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the following factors, each of which they considered negative in their deliberations concerning the fairness of the terms of the Merger:

     - TERMINATION OF PARTICIPATION IN FUTURE GROWTH OF THE COMPANY. Following the successful completion of the Merger, the Public Stockholders would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of their holdings in the Company.

     - CONFLICTS OF INTEREST. The financial interests of Thermo Electron and Thermo Instrument are adverse as to the Merger Price to the financial interests of the Public Stockholders. In addition, officers and directors of the Company have actual or potential conflicts of interest in connection with the Merger.

     - NO PUBLIC STOCKHOLDER APPROVAL. The Public Stockholders will not have an opportunity to vote on the Merger.

     - NO UNAFFILIATED REPRESENTATIVE OR INDEPENDENT DIRECTOR APPROVAL. The majority of the members of the Board of Directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of the Public Stockholders for the purpose of negotiating the terms of the Merger or preparing a report concerning the fairness of the Merger. In addition, such majority of the independent members of the Company's Board of Directors have not approved the Merger.

     OTHER FACTORS. The Board of Directors of Thermo Electron and the Instrument Special Committee did not consider the net book value of the Company as a relevant factor in assessing the Company's value and accordingly, did not evaluate the fairness of the Merger Price in relation to the Company's net book value. The Company's net book value at January 1, 2000 was approximately $445,744,000, which would have yielded a per Share valuation for the Company of $8.84. The Board of Directors of Thermo Electron and the Instrument Special Committee relied in part upon valuation methodologies selected by the Advisors for the purpose of their financial analysis. The Board of Directors of Thermo Electron and the Instrument Special Committee noted that the Advisors did not employ net book value in their financial analysis. Moreover, the Board of Directors of Thermo Electron and the Instrument Special Committee did not believe that an analysis based upon net book value was appropriate for an instruments business. The Board of Directors of Thermo Electron and the Instrument Special Committee believed that net book value is a valuation methodology more typically used in the banking, utilities, real estate and financial services industries.

     The Board of Directors of Thermo Electron and the Instrument Special Committee also did not consider "shopping" the Company to prospective buyers. Shopping the Company would not only entail substantial time delays and allocation of management's time and energy, but would also disrupt and discourage the Company's employees and create uncertainty among the Company's customers and suppliers. Furthermore, Thermo Instrument and Thermo Electron do not intend to sell the Company, but rather intend to continue to operate the Company as part of Thermo Electron's core instruments business.

     The Board of Directors of Thermo Electron and the Instrument Special Committee did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that the Company be liquidated, whether or not the Merger was completed. See Item 6(c) -- "Purposes of the Transaction and Plans or Proposals -- Plans."

     RECENT PURCHASES OF SHARES BY THERMO INSTRUMENT, THERMO ELECTRON AND THE COMPANY. See Schedule II for information on purchases of Shares by Thermo Instrument, Thermo Electron and the Company during the past two years.

     CONCLUSIONS OF THE BOARD OF DIRECTORS OF THERMO ELECTRON AND THE INSTRUMENT SPECIAL COMMITTEE. The Board of Directors of Thermo Electron and the Instrument Special Committee concluded that, given the performance of the Shares between the Company's initial public offering and the announcement of Thermo Instrument's intention to take the Company private, the uncertainties surrounding the Company's future growth prospects and the limited trading market for the Shares, the Merger would result in a fair treatment of the Public Stockholders. In determining that the Merger is fair to the Public Stockholders, the Board of Directors of Thermo Electron and the Instrument Special Committee considered the above factors as a whole and did not assign specific or relative weights to them, other than that the Merger Price of $17.00 per Share in cash was considered the most important factor.

     In making the determination as to fairness, the Board of Directors of Thermo Electron and the Instrument Special Committee also had access to the projections prepared by the Company's management with respect to the period from October 3, 1999 through January 1, 2000 and the fiscal year ending December 30, 2000 (the "2000 Projections"). See "-- Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal",
"-- Certain Projected Financial Data."

APPROVAL OF SECURITY HOLDERS

     Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Company's stockholders (other than approval by the directors and stockholders of Quest Acquisition).

UNAFFILIATED REPRESENTATIVE

     The majority of the Company's directors who are not employed by the Company have not retained a representative to act on behalf of the Public Stockholders.

APPROVAL OF DIRECTORS OF THE COMPANY

     Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Board of Directors of the Company.

OTHER OFFERS

     No other firm offers have been made in the last two years for (a) any merger or consolidation of the Company with or into another company; (b) any sale or transfer of all or any substantial part of the Company's assets; or (c) any purchase of the Company's securities that would enable the holder to exercise control of the Company.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. Thermo Electron retained the Advisors as its exclusive financial advisors for the purpose of advising Thermo Electron in connection with its strategic alternatives, including advising Thermo Electron and Thermo Instrument in connection with the acquisition of the minority interest in the Company. The Advisors presented an analysis of the ranges of potential values of the Shares that resulted from the application of several accepted valuation methodologies to the Board of Directors of Thermo Electron on January 18, 2000 and January 28, 2000 and to the Instrument Special Committee on January 22, 2000 and January 29, 2000. This financial analysis, including the selection of valuation methodologies, was prepared by the Advisors to assist the Board of Directors of Thermo Electron and the Instrument Special Committee with their evaluation of the Merger. At the January 28, 2000 meeting of the Board of Directors of Thermo Electron, and the January 29, 2000 meeting of the Instrument Special Committee, the Advisors also orally delivered their opinion (the "Opinion"), subsequently confirmed in a written opinion dated January 29, 2000, that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in their Opinion, the consideration of $17.00 net per Share in cash to be paid pursuant to the Merger was fair from a financial point of view to Thermo Instrument and Thermo Electron.

     THE ADVISORS' FINANCIAL ANALYSIS AND RELATED OPINION WAS PROVIDED TO THE BOARD OF DIRECTORS OF THERMO ELECTRON AND THE INSTRUMENT SPECIAL COMMITTEE. THE OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THERMO ELECTRON AND TO THERMO INSTRUMENT (AND NOT TO THE PUBLIC STOCKHOLDERS) AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT PUBLIC STOCKHOLDERS SHOULD EXERCISE THEIR APPRAISAL RIGHTS.

     In conducting their financial analysis and rendering their Opinion, the Advisors reviewed, among other things:

     - the audited financial statements of the Company, Thermo Instrument and Thermo Electron for the fiscal year ended January 2, 1999;

     - the unaudited financial statements of the Company, Thermo Instrument and Thermo Electron for the period ended October 2, 1999;

     - current and historical market prices of the Shares;

     - certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses deemed by the Advisors to be comparable to those of the Company;

     - the reported market prices for securities of certain other companies deemed by the Advisors to be comparable to the Company;

     - publicly available terms of certain transactions involving companies deemed by the Advisors to be comparable to the Company and the consideration paid for such companies;

     - the terms of other business combinations deemed relevant by the Advisors;

     - the 2000 Projections; and

     - certain agreements with respect to outstanding indebtedness or obligations of the Company, Thermo Instrument and Thermo Electron.

     The Advisors also held discussions with certain members of the management of Thermo Instrument, Thermo Electron and the Company with respect to certain aspects of the Merger. In addition, the Advisors held discussions with certain members of the management of Thermo Instrument, Thermo Electron and the Company with respect to certain aspects of the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters believed necessary or appropriate to the Advisors' inquiry. In addition, the Advisors reviewed such other financial studies and analyses and considered such other information as the Advisors deemed appropriate for the purposes of their financial analysis and Opinion. No limitations were placed upon the scope of the Advisors' investigation or valuation methodologies by Thermo Instrument or Thermo Electron.

     The Advisors relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to, or discussed with, the Advisors by Thermo Instrument, Thermo Electron and the Company or otherwise reviewed by the Advisors, and the Advisors have not assumed any responsibility or liability therefor. The Advisors also assumed that there have been no material changes in the Company's condition, results of operations, business or prospects since the date of the most recent financial statements made available to the Advisors. The Advisors have not conducted, and did not assume any responsibility for conducting, any valuation, appraisal or physical inspection of any of the Company's assets or liabilities (contingent or otherwise), nor have any valuations or appraisals been provided to the Advisors. In relying on the financial analyses, projections and estimates provided to, or discussed with, the Advisors, the Advisors have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future financial performance of the Company.

     The 2000 Projections used by the Advisors were prepared by management of the Company. None of the Company, Thermo Instrument or Thermo Electron publicly discloses internal management projections of the type used by the Advisors in connection with the Advisors' analysis of the Merger, and such projections were not prepared with a view toward public disclosure. The 2000 Projections and the additional projections prepared by the Advisors were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the management of the Company, Thermo Electron and Thermo Instrument, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. See "-- Certain Projected Financial Data".

     The Advisors' financial analysis and Opinion are necessarily based on economic, market and other conditions as in effect on, and the information made available to the Advisors as of, the date of their Opinion. Subsequent developments may affect the financial analysis and the conclusions in the Opinion, and the Advisors do not have any obligation to update, revise or reaffirm their financial analysis or Opinion.

     In accordance with customary investment banking practice, the Advisors employed generally accepted valuation methods in conducting their financial analysis and reaching their Opinion. The following is a summary of the material financial analyses undertaken by the Advisors with respect to the Company and presented to the Board of Directors of Thermo Electron and the Instrument Special Committee:

     - PUBLIC TRADING MULTIPLES. Using publicly available information, the Advisors compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which the Advisors judged to be analogous to the Company's business. The companies selected by the Advisors were Agilent Technologies Inc., Waters Corp., PerkinElmer, Inc. and Varian, Inc. These companies were selected, among other reasons, because they compete in similar industries with fairly similar competitive dynamics and growth potential. For each comparable company, publicly available financial performance through the most recent last twelve months was measured. In addition, the Advisors derived estimates of sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and net income for the year ended December 31, 2000 for each comparable company from the Institutional Brokers Estimates System.

       The Advisors applied a range of multiples derived from such analysis to the Company's estimated (based on the 2000 Projections) sales, EBITDA, EBIT and net income for fiscal years 1999 and 2000, and arrived at an estimated range of trading values for the Shares of approximately $14.50 to $17.25 per Share.

     - SELECTED TRANSACTION ANALYSIS. Using publicly available information, the Advisors examined eleven selected transactions in which companies engaged in businesses which the Advisors judged to be analogous to the Company's were acquired within the last four years. Specifically, the Advisors reviewed the following transactions (indicated as target/acquiror): TSI Incorporated/Investor Group,

Environmental Systems Corp./TSI Incorporated, Instron Corp./Kirtland Capital Partners, Perkin-Elmer, Inc., -Instrument Division/EG&G Inc., Granville-Phillips Co./Helix Technology Corporation, PerSeptive Biosystems Inc./Perkin-Elmer Corp.,
      Life Products Group/ThermoQuest Corp., John Chatillon & Sons, Lloyd/Ametek Inc., TA Instruments, Inc./Waters Corp., Micromass Limited/ Waters Corp. and Amicon Inc.-National Medical Care Unit/Millipore Corp. The Advisors applied a range of multiples derived from such analysis to the Company's estimated (based on the 2000 Projections) sales, EBITDA, EBIT and net income for fiscal year 1999, and arrived at an estimated range of equity values for the Shares of between $15.50 and $19.25 per Share.

     No company or transaction used in the comparable public trading multiple analysis or the selected transaction analysis is identical to the Company or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the Company and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, the Advisors made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company.

     - DISCOUNTED CASH FLOW ANALYSIS. The Advisors conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. The Advisors calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2000 through 2004 based upon financial projections prepared by the Advisors after discussions with the management of the Company, Thermo Instrument and Thermo Electron. The Advisors also calculated a range of terminal asset values of the Company at the end of the 5-year period ending 2004 by applying a perpetual growth rate ranging from 2.0% to 3.0% to the unlevered free cash flow of the Company during the final year of the 5-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.5% to 10.5%, which were chosen by the Advisors based upon an analysis of the Company's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company's estimated 1999 fiscal year-end excess cash, option exercise proceeds and total debt. Based on this analysis, the Advisors calculated an estimated range of equity values of between $16.00 and $19.25 per Share.

     - HISTORICAL COMMON STOCK PERFORMANCE. The Advisors conducted a historical analysis of the trading price of the Shares over the 52-week period prior to the date of their Opinion. During the 52-week period, based on trading prices on the American Stock Exchange, the Shares achieved a high trading price of $13.375 on March 11, 1999 and a low trading price of $9.375 on December 13, 1999. On January 11, 2000, the closing price of the Shares was $10.25 and on January 25, 2000 the closing price of the Shares was $11.625.

     The summary set forth above does not purport to be, and is not, a complete description of the financial analyses or data undertaken or presented by the Advisors. The summary of the Advisors' Opinion set forth in this Schedule 13E-3 is qualified in its entirety by reference to the full text of the written Opinion. The full text of the Advisors' written Opinion, which sets forth among other things the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by the Advisors in conducting their financial analysis and in rendering their Opinion, is attached as Exhibit
(c) to this Schedule 13E-3. The written Opinion should be read carefully and in its entirety. A copy of the Advisors' written Opinion will be made available for inspection and copying at the principal office of Thermo Electron during its regular business hours upon request from any record holder of the Shares or a representative of such person designated as such in writing. Requests to have the Opinion made available should be directed to the Corporate Secretary of Thermo Electron at the address set forth under Item 3 "Identity and Background of the Filing Persons -- Thermo Electron."

     The preparation of the financial analysis and the related fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at their Opinion, the Advisors considered the results of all of their analyses as a whole and did not attribute any particular weight to any analysis or factor considered by them. The Advisors believe that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of their analyses, could create an incomplete view of the processes underlying their analyses and Opinion. In addition, the Advisors may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuation resulting from any particular financial analysis described should not be taken as the Advisors' view of the actual value of the Company. The Advisors based their analyses on assumptions that they deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which the Advisors based their analyses are set forth above under the description of each such analysis. The Advisors' analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, the Advisors' analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As described above, the Advisors' financial analysis and Opinion was only one of many factors considered by the Board of Directors of Thermo Electron and the Instrument Special Committee in their determination that the terms of the Merger are fair to the Public Stockholders and should not be viewed as determinative of the views of the Board of Directors of Thermo Electron and the Instrument Special Committee with respect to the value of the Company.

     The Advisors advised the Board of Directors of Thermo Electron and the Instrument Special Committee in connection with the Merger in part because the Advisors had been retained to advise Thermo Electron in connection with the overall reorganization of Thermo Electron and its subsidiaries. The Board of Directors of Thermo Electron and the Instrument Special Committee also considered the Advisors' experience and expertise. J.P. Morgan is an international corporate and investment bank and The Beacon Group is a nationally recognized private investment banking firm. As part of their investment banking businesses, the Advisors are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     J.P. Morgan has advised Thermo Electron and Thermo Instrument that, in the ordinary course of its business, it or its affiliates may actively trade the debt and/or equity securities of the Company, Thermo Instrument, Thermo Electron and their affiliates for their own account and for the accounts of customers, and, accordingly, may at any time hold a long or short term position in such securities.

     In October 1999, Thermo Electron engaged The Beacon Group as its financial advisor in connection with Thermo Electron's proposed acquisition of the outstanding shares held by public stockholders in certain of its subsidiaries. Thermo Electron paid The Beacon Group $500,000 in fees for services rendered pursuant to that engagement in connection with the acquisition of the outstanding publicly held shares of common stock of ThermoTrex Corporation and ThermoLase Corporation.

     As noted above, J.P. Morgan and The Beacon Group have acted as financial advisors to Thermo Electron for the purpose of advising Thermo Electron in connection with its strategic alternatives, including the proposed reorganization of Thermo Electron and its subsidiaries. As part of the proposed reorganization, it is contemplated that Thermo Electron will acquire the publicly-held minority interest in Thermo Instrument and that J.P. Morgan and The Beacon Group will act as financial advisors to Thermo Electron in connection with such acquisition.

     Pursuant to a letter agreement among Thermo Electron and the Advisors, dated January 17, 2000, Thermo Electron has agreed to pay each of the Advisors a fee of $500,000 for its services in connection with the Merger. In addition, the Advisors will be reimbursed for expenses incurred in connection with these transactions. The letter agreement also relates to the overall proposed reorganization of Thermo Electron and provides for separate fees for services with respect to other elements of Thermo Electron's reorganization. These other fees include a minimum retainer for each of the Advisors of $1.25 million, and the engagement letter provides for substantial additional compensation if some or all of the other elements of Thermo

Electron's reorganization are completed. Thermo Electron has agreed to indemnify the Advisors and their affiliates against certain liabilities, including liabilities under the federal securities laws in connection with their engagement.

     CERTAIN PROJECTED FINANCIAL DATA. The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, Thermo Electron made the 2000 Projections available to the Advisors.

     The following summary of the 2000 Projections is included in this Schedule 13E-3 because the 2000 Projections were made available to the Advisors. The 2000 Projections do not reflect any of the effects of the Merger or other changes that may in the future be deemed appropriate concerning the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing. Thermo Instrument and Thermo Electron believe that the assumptions upon which the 2000 Projections are based were reasonable at the time they were prepared, given the information known by management of the Company at such time.

     The 2000 Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the 2000 Projections, nor have they expressed any opinion or given any form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, such prospective financial information. Furthermore, the 2000 Projections necessarily make numerous assumptions, many of which are beyond the control of Thermo Instrument and Thermo Electron and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved.

     THE 2000 PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS AND STOCKHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE 2000 PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE 2000 PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE 2000 PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE 2000 PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE 2000 PROJECTIONS.

     The following are the 2000 Projections:

                                2000 PROJECTIONS
                                 (IN THOUSANDS)

                                                      PROJECTED
                                                    FOURTH QUARTER      PROJECTED         PROJECTED
                                                         1999              1999              2000
                                                    --------------    --------------    --------------
SELECTED INCOME STATEMENT DATA:
Revenues..........................................     $118,433          $439,835          $464,561
                                                       --------          --------          --------
Costs and Operating Expenses:
  Cost of Revenues................................       62,739           231,755           238,182
  Selling, general, and administrative expenses...       28,121           106,579           113,800
  Research and development expenses...............        7,123            29,096            30,585
  Restructuring costs.............................           --              (326)               --
  Gain on sale of property........................           --            (1,604)               --
                                                       --------          --------          --------
                                                         97,983           365,500           382,567
                                                       --------          --------          --------
Operating Income..................................       20,450            74,335            81,994
Interest Income...................................        1,840             7,016             6,931
Interest Expense..................................       (1,214)           (5,153)           (3,548)
                                                       --------          --------          --------
Income Before Provision for Income Taxes..........       21,076            76,198            85,377
Provision for Income Taxes........................        8,430            31,204            35,007
                                                       --------          --------          --------
Net Income........................................     $ 12,646          $ 44,994          $ 50,370
                                                       ========          ========          ========
SELECTED BALANCE SHEET DATA:
Accounts Receivable, Net..........................     $ 99,447          $ 99,447          $103,170
Inventories.......................................       69,165            69,165            66,295
Prepaid Income Taxes and Other Current Assets.....       15,698            15,698            16,008
                                                       --------          --------          --------
Total Current Assets Excluding Cash and
  Investments.....................................      184,310           184,310           185,473
Property, Plant and Equipment:
  Balance, beginning of period....................       60,074            63,463            60,213
  Additions.......................................        2,305             6,017             7,541
  Depreciation expense............................       (2,167)           (8,130)           (8,960)
  Other...........................................            1            (1,137)                1
                                                       --------          --------          --------
  Balance, end of period..........................       60,213            60,213            58,795
Cost in Excess of Net Assets of Acquired
  Companies.......................................      240,356           240,356           233,196

                             TRANSACTION STATEMENT

ITEM 1.  SUMMARY TERM SHEET

     See the section above captioned "Summary Term Sheet."

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) NAME AND ADDRESS. The name of the Company is ThermoQuest Corporation. The principal executive offices of the Company are located at 2215 Grand Avenue Parkway, Austin, Texas, 78727, and its telephone number is (781) 622-1000.

     The Company is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov. In addition, certain material filed by the Company may also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

     (b) SECURITIES. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.01 per share, of the Company. As of January 28, 2000, there were 50,397,707 Shares and 3,110,925 Options outstanding. The Company also has outstanding $61 million principal amount of Debentures, which in the aggregate are currently convertible into 3,698,848 Shares at a conversion price of $16.50 per Share.

     (c) TRADING MARKET AND PRICE. The Shares are listed on the American Stock Exchange under the symbol "TMQ." The following table sets forth the high and low sales prices per Share on the American Stock Exchange for each of the periods indicated, as reported in publicly available sources.

                                                               HIGH      LOW
                                                              ------    ------
Fiscal Year Ended January 2, 1999
  First Quarter.............................................  $19 31/32 $   13 1/2
  Second Quarter............................................   19 1/4       13 3/4
  Third Quarter.............................................   14 1/2        6 7/16
  Fourth Quarter............................................   13 3/4        8 7/8

Fiscal Year Ended January 1, 2000
  First Quarter.............................................   14 1/2       10
  Second Quarter............................................   13 5/16      10 1/2
  Third Quarter.............................................   12 15/16      9 7/8
  Fourth Quarter............................................   11 1/4        9 3/8

Fiscal Year Ending December 30, 2000
  First Quarter (through March 2, 2000).....................   16 11/16      9 7/16

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

     (d) DIVIDENDS. The Company has never declared or paid any dividends in respect of the Shares.

     (e) PRIOR PUBLIC OFFERINGS. Neither the Company nor any affiliate filing this Schedule 13E-3 has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

     (f) PRIOR STOCK PURCHASES. Neither the Company nor any affiliate of the Company has purchased any Shares during the past two years, except as described in Schedule II.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

QUEST ACQUISITION

     (a) NAME AND ADDRESS. Quest Acquisition is a newly organized corporation to be owned by Thermo Electron and Thermo Instrument and was formed for the purpose of effecting the Merger. Quest Acquisition's principal executive offices are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is (781) 622-1000.

     (b) BUSINESS BACKGROUND OF ENTITY. Quest Acquisition has been formed for the sole purpose of merging with and into the Company. Quest Acquisition is organized under the laws of the State of Delaware.

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Quest Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Quest Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of Quest Acquisition or, to the best knowledge of Quest Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Quest Acquisition or, to the best knowledge of Quest Acquisition, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

THERMO INSTRUMENT

     (a) NAME AND ADDRESS. Thermo Instrument, a Delaware corporation, owns a majority of the outstanding Shares and is a majority-owned subsidiary of Thermo Electron. The principal executive offices of Thermo Instrument are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts, 02454-9046, and its telephone number is (781) 622-1000.

     (b) BUSINESS BACKGROUND OF ENTITY. Thermo Instrument develops, manufactures and markets measurement instruments used to monitor, collect and analyze information. These systems are used for multiple applications in a range of industries, including industrial processing, food and beverage production, life sciences research, and medical diagnostics.

Thermo Instrument's common stock is listed on the American Stock Exchange under the symbol "THI." Thermo Instrument is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at prescribed rates at the offices of the Commission and the American Stock Exchange, as described above in
Item 2(a) "-- Subject Company Information -- Name and Address."

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Thermo Instrument, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Thermo Instrument, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I hereto. During the last five years, none of Thermo Instrument or, to the best knowledge of Thermo Instrument, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Thermo Instrument or, to the best knowledge of Thermo Instrument, any of the persons listed in
Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

THERMO ELECTRON

     (a) NAME AND ADDRESS. Thermo Electron, a Delaware corporation, owns the majority of the outstanding capital stock of Thermo Instrument, the majority owner of the Company, and directly owns a minority interest in the Company. The principal executive offices of Thermo Electron are located at 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, and its telephone number is
(781) 622-1000.

     (b) BUSINESS BACKGROUND OF ENTITY. Thermo Electron and its subsidiaries develop and manufacture a broad range of products that are sold worldwide. Thermo Electron is a world leader in monitoring, analytical and biomedical instrumentation; biomedical products including heart-assist devices, respiratory-care equipment and mammography systems; and paper recycling and papermaking equipment. Thermo Electron also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser and electronic information-management technologies. Thermo Electron performs its business through wholly-owned subsidiaries and divisions, as well as majority owned subsidiaries that are partially owned by public or private investors.

     Thermo Electron's common stock is listed on the New York Stock Exchange under the symbol "TMO". Thermo Electron is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at prescribed rates at the offices of the Commission as described above in Item 2(a) "-- Subject Company Information -- Name and Address" and at the office of the New York Stock Exchange, 30 Broad Street, New York, New York, 10005.

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Thermo Electron, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Thermo Electron, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth in Schedule I hereto. During the last five years, none of Thermo Electron or, to the best knowledge of Thermo Electron, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Thermo Electron or, to the best knowledge of Thermo Electron, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) MATERIAL TERMS. Prior to the Effective Date, Thermo Instrument plans to contribute 45,520,655 Shares and Thermo Electron plans to contribute 159,880 Shares to Quest Acquisition, representing in the aggregate approximately 90.6% of the outstanding Shares on January 28, 2000, in exchange for common stock of Quest Acquisition. As a result of such contributions, Thermo Instrument expects to own 99.7% of the outstanding shares of common stock of Quest Acquisition and Thermo Electron expects to own 0.3% of the outstanding shares of common stock of Quest Acquisition, assuming no Options are exercised and no Debentures are converted. On the Effective Date, Thermo Instrument and Thermo Electron will cause Quest Acquisition to merge with and into the Company pursuant to Section 253 of the DGCL, with the Company to be the surviving corporation. To so merge, the Board of Directors and the stockholders of Quest Acquisition will approve the Merger and Quest Acquisition will file a Certificate of Ownership and Merger with the Secretary of State of Delaware. Upon the Effective Date:

- each Share issued and outstanding immediately prior to the Effective Date (other than Shares owned by Quest Acquisition or the Company and Shares held by Public Stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the DGCL) will be cancelled and extinguished and be converted into and become a right to receive the Merger Price; and

- each share of Quest Acquisition's capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Company as the surviving corporation of the Merger. As a result of the Merger, Thermo Instrument and Thermo Electron will own all of the outstanding equity interests in the Company.

     Under the DGCL, because Quest Acquisition will hold at least 90% of the outstanding Shares, Quest Acquisition will have the power to effect the Merger without a vote of the Company's Board of Directors or Public Stockholders. Quest Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's Board of Directors or Public Stockholders. The Merger Price payable to Public Stockholders is $17.00 in cash per Share. The reasons for the Merger are set out in "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Purposes", "-- Alternatives" and "-- Reasons." Certain federal income tax consequences of the Merger are set out in "Special
Factors -- Purposes, Alternatives, Reasons and Effects of the
Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     Upon completion of the Merger, in order to receive the cash Merger Price of $17.00 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Shareholder Services Department of the Paying Agent, at 40 Wall Street, 46th Floor, New York, New York, 10005, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

     The Merger will be accounted for as the acquisition of a minority interest by Thermo Instrument, using the purchase method of accounting.

     For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     (c) DIFFERENT TERMS. Stockholders of the Company will be treated as described in Item 4(a) "-- Terms of the Transaction -- Material Terms."

     (d) APPRAISAL RIGHTS. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of such shares together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Schedule 13E-3 as Exhibit (f).

     Notice of the Effective Date and the availability of appraisal rights under
Section 262 (the "Merger Notice") will be mailed to record holders of the Shares and should be reviewed. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from the Company an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

     Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to the Corporate Secretary, ThermoQuest Corporation, c/o Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

     If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

     A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

     Within 10 calendar days after the Effective Date, the Company, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger. Within 120 calendar days after the Effective Date, the Company, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

     Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

     The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

     If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

     For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects -- Certain Federal Income Tax Consequences of the Merger."

     The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the Delaware Appraisal Statute, the full text of which is attached hereto as Exhibit (f). STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

     (e) PROVISION FOR UNAFFILIATED SECURITY HOLDERS. None of Thermo Electron, Thermo Instrument or Quest Acquisition intends to grant unaffiliated stockholders special access to the Company's records in connection with the Merger. None of Thermo Electron, Thermo Instrument or Quest Acquisition intends to obtain counsel to or appraisal services for unaffiliated stockholders of the Company.

     (f) ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a)(1) TRANSACTIONS. The following are all transactions that occurred during the past two years between (i) Quest Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Quest Acquisition, Thermo Instrument and Thermo Electron, any of the persons listed on Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred or (2), with respect to the current year, the past portion of the current fiscal year.

     The Company has entered into a Tax Allocation Agreement with Thermo Electron which outlines the terms under which the Company is to be included in Thermo Electron's consolidated Federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as Thermo Electron owns at least 80% of the outstanding common stock of Thermo Instrument and Thermo Instrument owns at least 80% of the outstanding common stock of the Company. In years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would file its own tax returns. In 1998 and 1999, the Company was assessed $15,900,000 and $18,260,000 by Thermo Electron under the Tax Allocation Agreement. As of January 1, 2000, the Company owed Thermo Electron $6,760,000 for amounts due under the Tax Allocation Agreement.

     The Company purchases and sells other products and/or services in the ordinary course of business with other subsidiaries of Thermo Electron. In 1998 and 1999, the Company sold a total of $5,521,000 and $2,951,000, respectively, of other products and/or services to Thermo Electron subsidiaries and purchased a total of $10,256,000 and $9,554,000, respectively, of other products and/or services from such companies.

     STOCK HOLDING ASSISTANCE PLAN. The human resources committee of the Company's board of directors (the "Committee") established a stock holding policy that required executive officers of the Company to acquire and hold a minimum number of Shares. In order to assist the executive officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Company may make interest-free loans to executive officers to enable them to purchase Shares in the open market. The stock holding policy and the stock holding assistance plan were both subsequently amended to apply only to the chief executive officer. In 1996, Dr. Richard W. K. Chapman received a loan in the principal amount of $210,653 under this plan to purchase 15,000 Shares, of which amount of $168,522 was outstanding as of January 1, 2000. The loan is repayable upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise determined by the Committee.

     (2) During the past two years, there have been no transactions between (i) Quest Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Quest Acquisition, Thermo Instrument and Thermo Electron, any of the persons listed on Schedule I hereto and (ii) any executive officer, director or affiliate of Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

     (b) SIGNIFICANT CORPORATE EVENTS. During the past two years there have been no negotiations, transactions or material contacts between (i) Quest Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Quest Acquisition, Thermo Instrument and Thermo Electron, any of the persons listed on the Schedule I hereto and (ii) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of assets of the Company, other than votes cast by Thermo Instrument for the election of directors of the Company in the normal course.

     (c) NEGOTIATIONS OR CONTACTS. During the past two years there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

     (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. There are no agreements, arrangements or understandings, whether or not legally enforceable, between Quest Acquisition, Thermo Instrument or Thermo Electron or, to the best knowledge of Quest Acquisition, Thermo Instrument and Thermo Electron, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (b) USE OF SECURITIES ACQUIRED.  The securities acquired will be cancelled.

     (c) PLANS. It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. Thermo Instrument intends to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential. As such, it will take such actions as it deems appropriate under the circumstances and market conditions then existing. Thermo Instrument intends to cause the Company to terminate the registration of the Shares under Section 12(b) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. Thermo Instrument also intends to cause the Company to delist its Shares from the American Stock Exchange following the Merger. For additional information see Item 4 "-- Terms of the Transaction" and "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger -- Effects."

     Following Thermo Electron's reorganization, Thermo Electron plans to retain the Company as part of Thermo Electron's core measurement and detection instruments business. In connection with the reorganization of Thermo Electron and its subsidiaries, Thermo Electron intends to evaluate ways in which its instruments businesses, including the Company's business, can be more effectively integrated and operated. Thermo Instrument and Thermo Electron do not currently have any commitment or agreement and are not currently negotiating for the sales of any of the Company's businesses. Additionally, Thermo Electron and Thermo Instrument do not currently contemplate any material change in the composition of the Company's current management, except that Thermo Instrument intends to appoint a Board of Directors comprised solely of members of the Company's and Thermo Instrument's management after the Merger.

     In connection with its reorganization, Thermo Electron currently intends to acquire all of the outstanding common stock of Thermo Instrument that it does not own. If this transaction is completed, the Company will become an indirect wholly-owned subsidiary of Thermo Electron.

     Except as otherwise described in this Schedule 13E-3, the Company has not, and Quest Acquisition, Thermo Instrument and Thermo Electron have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

     - any extraordinary corporate transaction involving the Company after the completion of the Merger;

     - any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

     - any change in the Board of Directors or management of the Company;

     - any material change in the Company's dividend rate or policy; or

     - any other material change in the Company's corporate structure or business.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

     See the section above captioned "Special Factors -- Purposes, Alternatives, Reasons and Effects of the Merger."

ITEM 8.  FAIRNESS OF THE TRANSACTION

     See the section above captioned "Special Factors -- Fairness of the Merger."

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     See the section above captioned "Special Factors -- Reports, Opinions, Appraisals and Negotiations."

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) SOURCE OF FUNDS. The total amount of funds required by Quest Acquisition to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $82 million. Quest Acquisition will obtain the funds to pay the Merger Price to all Public Stockholders from Thermo Instrument as a loan or a capital contribution. Thermo Instrument will borrow funds from Thermo Electron to fund this loan or capital contribution. Thermo Electron has committed to provide any required financing to Thermo Instrument. The loan will be evidenced by an unsecured note due September 1, 2000 that will bear interest at a floating rate equal to the 30-day Dealer Commercial Paper Rate (the "DCP Rate") plus 150 basis points, adjusted at the beginning of each fiscal month of Thermo Instrument. The interest rate of the note will be reduced to the DCP Rate plus 50 basis points to the extent of any funds invested by Thermo Instrument's majority owned subsidiaries in Thermo Electron's cash management arrangement.

     (b) CONDITIONS.  There are no conditions to the financing of the merger.

     (c) EXPENSES. The Advisors are acting as financial advisors to Thermo Instrument and Thermo Electron in connection with the Merger. For a discussion of the Advisor's fees, see "Special Factors -- Reports, Opinions, Appraisals and Negotiations -- Preparer and Summary of the Report, Opinion or Appraisal."

     The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

     None of Quest Acquisition, Thermo Instrument or Thermo Electron will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Quest Acquisition for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     The following is an estimate of fees and expenses to be incurred by Quest Acquisition in connection with the Merger:

Financial Advisors..........................................  $1,000,000
Legal.......................................................     250,000
Printing....................................................      20,000
Filing......................................................      28,109
Paying Agent (including mailing)............................       7,500
Miscellaneous...............................................       4,391
                                                              ----------
                                                              $1,310,000
                                                              ==========

     The Company will not pay any of the fees and expenses to be incurred by Quest Acquisition in connection with the Merger.

     (d) BORROWED FUNDS.  See Item 10(a) "-- Source of Funds."

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) SECURITIES OWNERSHIP. On the Effective Date, immediately prior to the Merger, Quest Acquisition is expected to be the owner of 45,680,535 Shares, representing 90.6% of the outstanding Shares. Because Thermo Instrument and Thermo Electron own 100% of the equity interest in Quest Acquisition, and because Thermo Electron has a controlling equity interest in Thermo Instrument, each may also be deemed to be the beneficial owners of these Shares. In addition, Thermo Electron owns $300,000 principal amount of Debentures which are currently convertible into 18,182 Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

     (b) SECURITIES TRANSACTIONS. Thermo Instrument and Thermo Electron will contribute the outstanding Shares held by them to Quest Acquisition prior to the Effective Date. None of the Shares referred to in the preceding paragraph were acquired in the past 60 days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

     Not applicable.

ITEM 13.  FINANCIAL STATEMENTS

     (a) FINANCIAL INFORMATION. The audited consolidated financial statements of the Company as of and for the fiscal years ended January 2, 1999 and January 3, 1998 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for its fiscal year ended January 2, 1999 (the "Form 10-K"). The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended October 2, 1999 and October 3, 1998 and as of October 2, 1999 are incorporated herein by reference to Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 (the "Form 10-Q", together with the Form 10-K, the "Company Reports").

     The Company Reports are available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Company Reports may also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006-1881.

     (b) PRO FORMA INFORMATION.  Not applicable.

     (c) SUMMARY INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited consolidated financial statements contained in the Form 10-K and the unaudited financial statements contained in the Form 10-Q. The information as of October 3, 1998 is derived from the Company's Quarterly Report on Form 10-Q for the quarter ended October 3, 1998. More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

     The selected financial information presented below as of and for the fiscal years ended January 2, 1999, January 3, 1998, December 28, 1996, December 30, 1995 and December 31, 1994 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP. The selected financial information as of and for the nine months ended October 2, 1999 and October 3, 1998 has not been audited. The results of operations for the nine months ended October 2, 1999 are not necessarily indicative of results for the entire year.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                      NINE MONTHS ENDED
                                     -------------------
                                     OCT. 2,    OCT. 3,
                                     1999(A)    1998(B)    1998(C)    1997(D)    1996(E)    1995(F)      1994
                                     --------   --------   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues...........................  $321,402   $311,244   $433,684   $438,863   $313,793   $241,909   $223,396
Income Before Extraordinary Item...    32,348     26,385     38,085     41,805     28,023     21,002     18,526
Net Income.........................    32,348     26,385     38,378     41,805     28,023     21,002     18,526
Earnings per Share:
  Basic............................       .64        .51        .75        .83        .59        .47        .41
  Diluted..........................       .62        .50        .72        .80        .57        .47        .41
Weighted Average Shares:
  Basic............................    50,681     51,327     51,270     50,120     47,677     45,000     45,000
  Diluted..........................    54,853     56,276     56,041     55,891     53,697     45,000     45,000
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working Capital....................  $161,647   $195,069   $200,018   $156,410   $216,865   $166,902   $ 47,955
Total Assets.......................   634,593    634,521    643,242    595,626    535,070    428,042    306,284
Long-term Obligations..............     5,304     82,185     74,204     88,080    104,593    106,456     11,322
Shareholders' Investment...........   438,151    407,346    417,001    370,779    303,014    227,740    211,633
OTHER DATA:
Book Value per Share...............  $   8.67   $   7.92   $   8.18   $   7.24
Cash Dividends.....................        --         --         --         --         --         --         --
RATIO OF EARNINGS TO FIXED
  CHARGES(G).......................    12.08x      8.28x      8.85x      7.29x

---------------
(a) Reflects the reversal of previously established restructuring reserves of $0.3 million, the purchase of $6.9 million principal amount of 5% subordinated convertible debentures, and the reclassification as short-term of the 5% subordinated convertible debentures due September 2000.

(b) Reflects restructuring costs of $4.6 million and conversion of $5.0 million principal amount of 5% subordinated convertible debentures.

(c) Reflects restructuring costs of $4.6 million, an extraordinary gain of $0.3 million, net of taxes, related to the Company's purchase of $7.7 million principal amount of 5% subordinated convertible debentures, and conversion of $5.0 million principal amount of 5% subordinated convertible debentures.

(d) Reflects the acquisition of three business units within the Laboratory Products Group of Life Sciences International PLC and Life Sciences' Hypersil operation, effective March 12, 1997, the net proceeds of the Company's issuance of common stock in March 1997, and conversion of $15.7 million principal amount of 5% subordinated convertible debentures.

(e) Reflects the acquisition of the Automass division of Analytical Technology, Inc., effective January 1, 1996, CE Instruments and MassLab Instruments, effective March 29, 1996, and the net proceeds of the Company's initial public offering in March and April 1996.

(f) Reflects the issuance in August 1995 of $96.3 million principal amount of 5% subordinated convertible debentures due 2000.

(g) For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income before taxes and minority interest, plus fixed charges. "Fixed charges" consist of interest on indebtedness and amortization of debt expense and one-third of rental expense, which is deemed to be the interest component of such rental expense.

     RECENTLY RELEASED FINANCIAL INFORMATION. The selected financial information of the Company presented below for the three and twelve month periods ended January 1, 2000 and January 2, 1999 were publicly released by the Company on February 21, 2000. With the exception of the financial information for the twelve months ended January 2, 1999, this financial information is not audited and full financial statements reflecting such information have not yet been filed with the Commission.

                        CONSOLIDATED STATEMENT OF INCOME

                                                        THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                                    ---------------------------   ---------------------------
                                                    JAN. 1, 2000   JAN. 2, 1999   JAN. 1, 2000   JAN. 2, 1999
                                                    ------------   ------------   ------------   ------------
                                                             (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues..........................................    $110,425       $122,440       $431,827       $433,684
                                                      --------       --------       --------       --------
Costs and Operating Expenses:
  Cost of revenues................................      57,369         64,140        226,385        225,357
  Selling, general, and administrative expenses...      25,190         30,780        103,648        107,445
  Research and development expenses...............       7,033          7,606         29,006         31,464
  Restructuring costs.............................          --             --           (326)         4,600
  (Gain) loss on sale of property.................          --             32         (1,604)        (1,275)
                                                      --------       --------       --------       --------
                                                        89,592        102,558        357,109        367,591
                                                      --------       --------       --------       --------
Operating Income..................................      20,833         19,882         74,718         66,093
Interest Income...................................       2,069          1,721          7,245          6,204
Interest Expense..................................      (1,135)        (1,432)        (5,074)        (6,634)
                                                      --------       --------       --------       --------
Income Before Provision for Income Taxes..........      21,767         20,171         76,889         65,663
Provision for Income Taxes........................       8,366          8,471         31,140         27,578
                                                      --------       --------       --------       --------
Income Before Extraordinary Item..................      13,401         11,700         45,749         38,085
Extraordinary Item, Net of Provision for Income
  Taxes of $172...................................          --            293             --            293
                                                      --------       --------       --------       --------
Net Income........................................    $ 13,401       $ 11,993       $ 45,749       $ 38,378
                                                      ========       ========       ========       ========
Earnings per Share:
  Basic...........................................    $    .27       $    .23       $    .90       $    .75
                                                      ========       ========       ========       ========
  Diluted.........................................    $    .26       $    .23       $    .87       $    .72
                                                      ========       ========       ========       ========
Weighted Average Shares:
  Basic...........................................      50,487         51,099         50,633         51,270
                                                      ========       ========       ========       ========
  Diluted.........................................      54,221         55,338         54,695         56,041
                                                      ========       ========       ========       ========

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (A) SOLICITATIONS OR RECOMMENDATIONS. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

     (B) EMPLOYEES AND CORPORATE ASSETS. No employees or corporate assets of the Company will be used by Quest Acquisition, Thermo Instrument or Thermo Electron in connection with the Merger.

ITEM 15.  ADDITIONAL INFORMATION

     None.

ITEM 16.  EXHIBITS

EXHIBIT NUMBER   DESCRIPTION
--------------   -----------
    (a)(1)       Letter from Earl R. Lewis, Chief Executive Officer and
                 President of Thermo Instrument.
       (b)       Letter Agreement dated March 1, 2000 between Thermo Electron and Thermo Instrument.
       (c)       Opinion of J.P. Morgan Securities Inc. and the Beacon Group
                 Capital Services, LLC.
       (f)       Delaware General Corporation Law Section 262.

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                THERMO INSTRUMENT SYSTEMS INC.

Dated: March 3, 2000                            By: /s/ Earl R. Lewis
                                                -----------------------------------------------------
                                                Name: Earl R. Lewis
                                                Title: President and Chief Executive Officer
                                                TMQ ACQUISITION INC.

Dated: March 3, 2000                            By: /s/ Earl R. Lewis
                                                -----------------------------------------------------
                                                Name: Earl R. Lewis
                                                Title: President
                                                THERMO ELECTRON CORPORATION

Dated: March 3, 2000                            By: /s/ Theo Melas-Kyriazi
                                                -----------------------------------------------------
                                                Name: Theo Melas-Kyriazi
                                                Title: Vice President and Chief Financial Officer

                                   SCHEDULE I

   MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THERMO, THERMO
               ELECTRON, THERMO INSTRUMENT AND QUEST ACQUISITION

THERMO ELECTRON CORPORATION

  Directors and Executive Officers of Thermo Electron

     The name, business address, position with Thermo Electron, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Thermo Electron, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Thermo Electron, each individual is a United States citizen and each individual's business address is 81 Wyman Street, Waltham, Massachusetts 02454. Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Quest Acquisition, no director or executive officer of Thermo Electron beneficially owns any Shares (or rights to acquire Shares). Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Quest Acquisition, no director or executive officer of Thermo Electron has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Thermo Electron was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. John N. Hatsopoulos resigned from the Board of Directors of Thermo Electron and Thermo Instrument on February 21, 2000.

SAMUEL W. BODMAN             Mr. Bodman, 61, has been a director of Thermo
                             Electron since May 1999. Since 1988, Mr. Bodman has served as the chairman and chief executive officer of Cabot Corporation, a manufacturer of specialty chemicals and materials located at 75 State Street, Boston, MA 02109. Mr. Bodman is also a director of Cabot Corporation, John Hancock Financial Services,
                             Inc., Security Capital Group Incorporated and
                             Westvaco Corporation.

PETER O. CRISP               Mr. Crisp, 67, has been a director of Thermo
                             Electron since 1974. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm located at 30 Rockefeller Plaza, New York, NY 10112, for more than five years until his retirement in September 1997. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997. Mr. Crisp is also a director of American Superconductor Corporation,
                             Evans & Sutherland Computer Corporation, NovaCare
                             Inc., Thermedics Inc., ThermoTrex Corporation and
                             United States Trust Corporation.

ELIAS P. GYFTOPOULOS         Dr. Gyftopoulos, 72, has been a director of Thermo
                             Electron since 1976. Dr. Gyftopoulos is Professor
                             Emeritus of the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996. Dr. Gyftopoulos is also a director of Thermo
                             BioAnalysis Corporation, Thermo Cardiosystems Inc.,
                             ThermoLase Corporation, ThermoRetec Corporation and
                             Trex Medical Corporation.

GEORGE N. HATSOPOULOS        Dr. Hatsopoulos, 73, has been a director of Thermo
                             Electron since he founded Thermo Electron in 1956.
                             He served as president, chief executive officer and chairman of the board of Thermo Electron from 1956 until January 1997, June 1999 and January 2000, respectively.

                             Dr. Hatsopoulos is also a director of Photoelectron Corporation, Thermedics Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument Systems Inc. and ThermoTrex Corporation.

FRANK JUNGERS                Mr. Jungers, 73, has been a director of Thermo
                             Electron since 1978. Mr. Jungers has been a consultant on business and energy matters since
                             1977. His business address is 822 N.W. Murray
                             Boulevard, Suite 242, Portland, OR 97229. Mr.
                             Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Inc., Georgia-Pacific
                             Corporation, ONIX Systems Inc., Statia Terminals
                             Group N.V., Thermo Ecotek Corporation and
                             ThermoQuest Corporation.

ROBERT A. MCCABE             Mr. McCabe, 65, has been a director of Thermo
                             Electron since 1962. He has been the chairman of Pilot Capital Corporation located at 444 Madison
                             Avenue, Suite 2103, New York, NY 10022, which is engaged in private investments, since 1998. Mr.
                             McCabe was the president of Pilot Capital
                             Corporation from 1987 to 1998. Mr. McCabe is also a director of Atlantic Bank & Trust Company, Burns
                             International Services Corporation, Church & Dwight
                             Company and Thermo Optek Corporation.

HUTHAM S. OLAYAN             Ms. Olayan, 46, has been a director of Thermo
                             Electron since 1987. She has served since 1995 as president and a director of Olayan America
                             Corporation, a member of the Olayan Group, and as president and a director of Competrol Real Estate
                             Limited, another member of the Olayan Group, from 1986 until its merger into Olayan America
                             Corporation in 1997. The surviving company which is located at 505 Park Avenue, Suite 1100, New York,
                             NY 10022, is engaged in private investments, including real estate, and advisory services. Ms.
                             Olayan is also a director of Trex Medical
                             Corporation. Ms. Olayan is a citizen of Saudi
                             Arabia.

ROBERT W. O'LEARY            Mr. O'Leary, 56, has been a director of Thermo
                             Electron since June 1998. He has been the president and chairman of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems located at 12225 El Camino Real, San Diego, CA
                             92130, since 1995. Mr. O'Leary is also a director of Eco Soil Systems, Inc.

RICHARD F. SYRON             Dr. Syron, 56, has been a director of Thermo
                             Electron since September 1997, its president and chief executive officer since June 1999 and chairman of the board since January 2000. From
                             April 1994 until May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange Inc. located at 86 Trinity
                             Place, New York, NY 10006-1881. Dr. Syron is also a director of Dreyfus Corporation, John Hancock
                             Financial Services, Inc., Thermedics Inc., Thermo
                             Fibertek Inc. and Thermo Instrument.

ROGER D. WELLINGTON          Mr. Wellington, 73, has been a director of Thermo
                             Electron since 1986. Mr. Wellington serves as the president and chief executive officer of Wellington
                             Consultants, Inc. and Wellington Associates Inc., international business consulting firms he founded in 1994 and 1989, respectively, each of which is located at P.O. Box 8186, 5555 Gulf of Mexico
                             Drive, Unit 302, Longboat Key, FL 34228. Mr.
                             Wellington is also a director of Photoelectron
                             Corporation and Thermo Fibergen Inc.

BRIAN D. HOLT                Mr. Holt, 51, became the chief operating officer,
                             energy and environment, of Thermo Electron in September 1998. Mr. Holt has been the president and chief executive officer of Thermo Ecotek
                             Corporation, a majority-owned subsidiary of Thermo
                             Electron located at 245 Winter Street, Waltham, MA
                             02451, that is involved in clean-power resources, clean fuels, and naturally derived products for protecting crops since February 1994. From March
                             1996 to September 1998, he was a vice president of Thermo Electron. Mr. Holt is also a director of The
                             Randers Killam Group, Inc., Thermo Ecotek
                             Corporation, ThermoRetec Corporation and Thermo
                             TerraTech Inc.

JOHN T. KEISER               Mr. Keiser, 64, became chief operating officer,
                             biomedical, of Thermo Electron in September 1998 and was a vice president from April 1997 until his promotion. Mr. Keiser has been the president and chief executive officer of Thermedics Inc., a manufacturer of biomedical products, product quality-assurance systems and security devices, since March 1998 and December 1998, respectively, and served as a senior vice president of Thermedics
                             Inc. from 1994 until his promotion to president. He has also been the president of Thermo Electron's wholly owned biomedical group, a manufacturer of medical equipment and instruments, since 1994. Mr.
                             Keiser is a director of Metrika Systems
                             Corporation, Thermedics Inc., Thermedics Detection
                             Inc., Thermo Cardiosystems Inc., ThermoLase
                             Corporation, Thermo Sentron Inc., ThermoTrex
                             Corporation and Trex Medical Corporation.

PAUL F. KELLEHER             Mr. Kelleher, 57, has been the senior vice
                             president, finance and administration, of Thermo
                             Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr.
                             Kelleher served as Thermo Electron's controller from 1982 until January 1996. Mr. Kelleher is a director of ThermoLase Corporation.

EARL R. LEWIS                Mr. Lewis, 56, became chief operating officer,
                             measurement and detection, of Thermo Electron in September 1998, and served as senior vice president of Thermo Electron from June 1998 to September 1998 and vice president from September 1996 to June
                             1998. Mr. Lewis has been president and chief executive officer of Thermo Instrument, a manufacturer of measurement and detection instruments, since March 1997 and January 1998, respectively, and was chief operating officer from January 1996 to January 1998. Prior to that time, he was executive vice president of Thermo
                             Instrument from January 1996 to March 1997 and senior vice president from January 1994 to January
                             1996. Mr. Lewis served as chief executive officer of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument and a manufacturer of analytical instruments that measure energy and light for purposes of materials analysis, characterization and preparation, from its inception in August 1995 to January 1998. Mr. Lewis is a director of FLIR Systems Inc., Metrika Systems
                             Corporation, ONIX Systems Inc., SpectRx Inc.,
                             Spectra-Physics Lasers, Inc., Thermo BioAnalysis
                             Corporation, Thermo Instrument, Thermo Optek
                             Corporation and ThermoQuest.

THEO MELAS-KYRIAZI           Mr. Melas-Kyriazi, 40, has been a vice president,
                             of Thermo Electron since March 1998 and its chief financial officer since January 1999. Prior to his appointment as a vice president of Thermo Electron, Mr. Melas-Kyriazi served as president and chief executive officer of ThermoSpectra

                             Corporation, a wholly-owned subsidiary of Thermo Electron that develops, manufactures, and markets precision imaging, inspection, measurement, and temperature-control instrumentation for customers in an array of industries from its inception in August 1994 until March 1998. He is a director of ThermoRetec Corporation. Mr. Melas-Kyriazi is a citizen of Greece.

WILLIAM A. RAINVILLE         Mr. Rainville, 58, became chief operating officer,
                             recycling and resource recovery, of Thermo Electron in September 1998. Mr. Rainville was a senior vice president of Thermo Electron from March 1993 to September 1998 and a vice president of Thermo
                             Electron from 1986 to 1993. He has been president and chief executive officer of Thermo Fibertek
                             Inc., a majority-owned subsidiary of Thermo
                             Electron located at 245 Winter Street, Waltham, MA
                             02451 that develops and manufactures equipment and products for the papermaking and paper-recycling industries, since its inception in 1991. Mr.
                             Rainville is also a director of Thermo Ecotek
                             Corporation, Thermo Fibergen Inc., Thermo Fibertek
                             Inc., ThermoRetec Corporation and Thermo TerraTech
                             Inc.

     STOCK OWNERSHIP. The following table sets forth the beneficial ownership of common stock of the Company, as well as the common stock of Thermo Instrument and Thermo Electron, as of January 31, 2000, with respect to each director and executive officer of Thermo Electron. No director or executive officer of Thermo Electron beneficially owns any shares of capital stock of Quest Acquisition. The directors and executive officers of Thermo Electron disclaim beneficial ownership of the shares of common stock beneficially owned by Thermo Electron.

                                                       THERMO             THERMO
                                                      ELECTRON          INSTRUMENT        THERMOQUEST
NAME (1)                                           CORPORATION(2)    SYSTEMS, INC.(3)    CORPORATION(4)
--------                                           --------------    ----------------    --------------
Samuel W. Bodman.................................       27,599                  0                 0
Peter O. Crisp...................................      121,767              3,009                 0
Elias P. Gyftopoulos.............................       91,399             88,842                 0
George N. Hatsopoulos............................    3,909,357            203,207            92,600
Brian D. Holt....................................      322,941                999             6,000
Frank Jungers....................................      171,021             26,412            48,650
John T. Keiser...................................      331,636            155,211                 0
Paul F. Kelleher.................................      213,530             31,730             6,000
Earl R. Lewis....................................      215,477            436,499           135,000
Robert A. McCabe.................................       66,326             46,846                 0
Theo Melas-Kyriazi...............................      458,532            182,715            25,000
Hutham S. Olayan.................................       49,568              3,009                 0
Robert W. O'Leary................................       43,830                666                 0
William A. Rainville.............................      361,499             19,065            15,000
Richard F. Syron.................................    1,074,006                  0                 0
Roger D. Wellington..............................       55,795              6,759                 0
All directors and current executive officers as a
  group (16 persons).............................    7,514,283          1,204,969           328,250

---------------
(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of the Common Stock of Thermo Electron beneficially owned by Mr. Bodman, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. O'Leary, Mr. Rainville, Dr. Syron, Mr. Wellington and all directors and current executive officers as a group include 26,000, 25,596, 27,442, 25,448, 284,948, 24,673, 263,230, 179,359, 212,278, 27,442, 384,361,
    27,442, 27,000, 294,630, 1,011,000, 24,673 and 2,865,522 shares, respectively, that such person or members of the group have the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Dr. G. Hatsopoulos, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 2,266, 1,426, 1,071 and 4,763 shares, respectively, allocated to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron. Shares beneficially owned by Mr. Bodman, Mr. Crisp, Dr. Gyftopoulos, Mr. Jungers, Mr. McCabe, Ms. Olayan, Mr. O'Leary, Dr. Syron, Mr. Wellington and all directors and current executive officers as a group include 1,599, 49,277, 1,378, 80,427, 34,725, 19,876, 3,830, 2,506, 26,342 and 219,960
    shares, respectively, allocated to accounts maintained pursuant to Thermo Electron's deferred compensation plan for directors. Shares beneficially owned by Dr. Hatsopoulos include 144,437 shares held by his spouse, 311,708 shares held by a family trust of which his spouse is the trustee and 566,262 shares held by a family limited partnership indirectly controlled by Dr. Hatsopoulos. Shares beneficially owned by Dr. Hatsopoulos also include 50,000 shares that a family trust, of which Dr. Hatsopoulos' spouse is the trustee, has the right to acquire within 60 days of January 31, 2000 and 2,149,500 shares that a family limited partnership indirectly controlled by Dr. Hatsopoulos has the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Dr. Hatsopoulos disclaims beneficial interest in the shares owned by the family limited partnership except to the extent of his pecuniary interest therein. Shares beneficially owned by Ms. Olayan do not include 6,150,000 shares owned by Crescent Holding GmbH, a member of the Olayan Group. Crescent Holding GmbH is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the shares owned by Crescent Holding GmbH. Except for Dr. G. Hatsopoulos, who beneficially owned 2.46% of the Thermo Electron common stock outstanding as of January 31, 2000, no director or current executive officer beneficially owned more than 1% of the Thermo Electron common stock outstanding as of such date; all directors and current executive officers as a group beneficially owned 4.71% of the Thermo Electron common stock outstanding as of January 31, 2000.

(3) Shares of the common stock of Thermo Instrument beneficially owned by Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. O'Leary, Mr. Rainville, Mr. Wellington and all directors and current executive officers as a group include 3,009, 40,586, 24,066, 999, 11,443, 71,311, 27,116, 409,081, 7,925, 163,687, 3,009, 666, 19,065, 3,009 and
    902,159 shares, respectively, that such person or members of the group have the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Dr. G. Hatsopoulos, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 598, 495, 468 and 1,561 shares, respectively, allocated to accounts maintained pursuant to Thermo Instrument's ESOP. Shares beneficially owned by Mr. Jungers, Mr. McCabe and all directors and current executive officers as a group include 13,563, 8,908 and 22,471 shares, respectively, allocated to their respective accounts maintained pursuant to the Thermo Instrument's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 26,773 shares held by his spouse and 117,187 shares that a family limited partnership indirectly controlled by Dr. Hatsopoulos has the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Dr. Hatsopoulos disclaims beneficial interest in the shares owned by the family limited partnership except to the extent of his pecuniary interest therein. Shares beneficially owned by Mr. Lewis include 2,987 shares held by his spouse. No director or named executive officer beneficially owned more than 1% of the Thermo Instrument common stock outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned 1.02% of the Thermo Instrument common stock outstanding as of January 31, 2000.

(4) Shares of the common stock of ThermoQuest beneficially owned by Dr. G. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Kelleher, Mr. Lewis, Mr. Melas-Kyriazi, Mr. Rainville and all directors and current executive officers as a group 2,600, 6,000, 45,000, 6,000, 125,000, 25,000, 15,000 and
    314,600 shares, respectively, that such person or members of the group have the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Dr. G. Hatsopoulos include 90,000 shares that a family limited partnership indirectly controlled by Dr. Hatsopoulos has the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Dr. Hatsopoulos disclaims beneficial interest in the shares owned by the family limited partnership except to the extent of his pecuniary interest therein. Shares beneficially owned by Mr. Jungers and all directors and current executive officers as a group include 2,650 shares allocated to Mr. Jungers' account maintained pursuant to ThermoQuest's deferred compensation plan for directors. No director or named executive officer beneficially owned more than 1% of the ThermoQuest common stock outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned less than 1% of the ThermoQuest common stock outstanding as of January 31, 2000.

THERMO INSTRUMENT

     The name, business address, position with Thermo Instrument, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Thermo Instrument, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Thermo Instrument, each individual is a United States citizen and each individual's business address is 81 Wyman Street, Waltham, Massachusetts 02454. Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Quest Acquisition, no director or executive officer of Thermo Instrument beneficially owns any Shares (or rights to acquire Shares). Unless otherwise indicated, to the knowledge of Thermo Electron, Thermo Instrument and Quest Acquisition, no director or executive officer of Thermo Instrument has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Thermo Instrument was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

GEORGE N. HATSOPOULOS        Dr. Hatsopoulos, 73, has been a director of Thermo
                             Instrument since 1986. He served as president, chief executive officer and chairman of the board of Thermo Electron from 1956 until January 1997,
                             June 1999 and January 2000, respectively. Dr.
                             Hatsopoulos is also a director of Photoelectron
                             Corporation, Thermedics Inc., Thermo Ecotek
                             Corporation, Thermo Electron, Thermo Fibertek Inc.
                             and ThermoTrex Corporation.

EARL R. LEWIS                Mr. Lewis, 56, has been a director and the chief
                             executive officer of Thermo Instrument since
                             January 1998, and has been president of Thermo
                             Instrument since March 1997. He was chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was executive vice president of Thermo Instrument from January
                             1996 to March 1997 and senior vice president from January 1994 to January 1996. Mr. Lewis has been the chief operating officer, measurement and detection, of Thermo Electron since September 1998.
                             Prior to his appointment as chief operating officer, Mr. Lewis served as senior vice president of Thermo Electron from June 1998 to September 1998 and vice president from September 1996 to June
                             1998. Mr. Lewis served as chief executive officer of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument Systems that manufactures analytical instruments that measure energy and light for purposes of materials analysis, characterization and preparation, from its inception in August 1995 to January 1998. Mr. Lewis is a director of FLIR
                             Systems Inc., Metrika Systems Corporation, ONIX
                             Systems Inc., SpectRx Inc., Spectra-Physics Lasers,
                             Inc., Thermo BioAnalysis Corporation, Thermo Optek
                             Corporation and ThermoQuest.

RICHARD F. SYRON             Dr. Syron, 56, has been a director of Thermo
                             Instrument since June 1999. He has been the president and chief executive officer of Thermo
                             Electron since June 1999 and chairman of the board since January 2000. From April 1994 until May 1999,
                             Dr. Syron was the chairman and chief executive officer of the American Stock Exchange Inc. located at 86 Trinity Place, New York, NY 10006-1881. Dr.
                             Syron is also a director of Dreyfus Corporation, John Hancock Financial Service, Inc., Thermedics
                             Inc., Thermo Fibertek and Thermo Electron.

POLYVIOS C. VINTIADIS        Mr. Vintiadis, 64, has been a director of Thermo
                             Instrument since July 1993. Mr. Vintiadis has been the chairman and chief executive officer of Towermarc Corporation, a real estate development company located at Two Sound View Drive, Greenwich,
                             CT 06830, since 1984. Mr. Vintiadis is also a director of Spectra-Physics Lasers, Inc. and Thermo
                             TerraTech Inc.

RICHARD W. K. CHAPMAN        Dr. Chapman, 54, has been senior vice president of
                             Thermo Instrument since July 1998 and was a vice president of Thermo Instrument from 1992 until July
                             1998. He has been the chief executive officer, president and a director of ThermoQuest, a majority owned subsidiary of Thermo Instrument since its inception in June 1995. ThermoQuest develops and distributes mass spectrometers, liquid chromatographs, gas chromatographs, and multi-instrument combinations of these products for the pharmaceutical, environmental, and industrial marketplaces and is located at 2215 Grand Avenue
                             Parkway, Austin, TX 78728-3812.

DENIS A. HELM                Mr. Helm, 60, has been executive vice president of
                             Thermo Instrument Systems since January 1999, and was a senior vice president from 1994 to 1998. From
                             1981 to 1998, Mr. Helm also served as president of Thermo Instrument's Thermo Environmental
                             Instruments Inc. subsidiary, a manufacturer of instruments and systems for detecting and monitoring environmental pollutants. Mr. Helm also served as chief executive officer of Metrika
                             Systems Corporation, a majority-owned subsidiary of Thermo Instrument from November 1996 until February
                             1998. Mr. Helm's business address is 8 East Forge
                             Parkway, Franklin, MA 02038. Mr. Helm is also a director of Metrika Systems Corporation.

BARRY S. HOWE                Mr. Howe, 43, has been a vice president of Thermo
                             Instrument since 1994. He has been president and chief executive officer of ThermoSpectra
                             Corporation, a wholly owned subsidiary of Thermo
                             Instrument, that supplies precision imaging, inspection, temperature control and test and measurement instruments since March 1998 and was appointed president, chief executive officer and a director of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument in October 1999. Thermo Optek is a manufacturer of analytical instruments that measure energy and light for purposes of materials analysis, characterization and preparation. Mr. Howe also served as president and chief executive officer of Thermo BioAnalysis Corporation from February

                             1995 to March 1998. Mr. Howe's business address is 8 East Forge Parkway, Franklin, MA 02038.

PAUL F. KELLEHER             Mr. Kelleher, 57, has been the chief accounting
                             officer of Thermo Instrument since 1986. He has been the senior vice president, finance and administration, of Thermo Electron since June 1997, and served as its vice president, finance from 1987 until 1997. Mr. Kelleher served as Thermo
                             Electron's controller from 1982 until January 1996.
                             Mr. Kelleher is a director of ThermoLase
                             Corporation.

THEO MELAS-KYRIAZI           Mr. Melas-Kyriazi, 40, has been the chief financial
                             officer of Thermo Instrument since January 1999. He has been a vice president of Thermo Electron since
                             March 1998 and its chief financial officer since
                             January 1999. Prior to his appointment as a vice president at Thermo Electron, Mr. Melas-Kyriazi served as president and chief executive officer of ThermoSpectra Corporation, a wholly-owned subsidiary of Thermo Electron that develops, manufactures, and markets precision imaging, inspection, measurement, and temperature-control instrumentation for customers in an array of industries from its inception until March 1998. He is a director of ThermoRetec Corporation. Mr.
                             Melas-Kyriazi is a citizen of Greece.

     STOCK OWNERSHIP. The following table sets forth the beneficial ownership of common stock of the Company, as well as the common stock of Thermo Instrument and Thermo Electron, as of January 31, 2000, with respect to each director and executive officer of Thermo Instrument. No director or executive officer of Thermo Instrument beneficially owns any shares of capital stock of Quest Acquisition. While certain directors and executive officers of Thermo Instrument are also directors and executive officers of Thermo Electron or its subsidiaries other than the Quest Acquisition, all such persons disclaim beneficial ownership of the shares of common stock beneficially owned by Thermo Electron.

                                                       THERMO             THERMO
                                                     INSTRUMENT          ELECTRON        THERMOQUEST
NAME(1)                                            SYSTEMS INC.(2)    CORPORATION(3)    CORPORATION(4)
-------                                            ---------------    --------------    --------------
Richard W. K. Chapman............................       225,530            79,801          351,746
George N. Hatsopoulos............................       203,207         3,909,357           92,600
Denis A. Helm....................................       278,638           167,163           10,000
Barry S. Howe....................................       303,290            71,655           90,000
Paul F. Kelleher.................................        31,730           213,530            6,000
Earl R. Lewis....................................       436,499           215,477          135,000
Theo Melas-Kyriazi...............................       182,715           458,532            2,500
Richard F. Syron.................................             0         1,074,006                0
Polyvios C. Vintiadis............................        17,597             2,500                0
All directors and current executive Officers as a
  group (9 persons)..............................     1,679,206         6,192,021          687,846

---------------
(1) Except as reflected in the footnotes to this table, shares of the common stock beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of the common stock of Thermo Instrument beneficially owned by Dr. Chapman, Dr. G. Hatsopoulos, Mr. Helm, Mr. Howe, Mr. Kelleher, Mr. Lewis, Mr. Melas-Kyriazi, Mr. Vintiadis and all directors and current executive officers as a group include 196,249, 24,066, 216,250, 273,156, 27,116,
    409,081, 163,687, 11,745 and 1,321,350 shares, respectively, that such person or group had the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Dr. G. Hatsopoulos, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 598, 495, 468 and 1,561 shares, respectively, allocated through January 31, 2000, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan, of which the trustees, who have investment power over its assets, are executive officers of Thermo Electron (the "ESOP"). Shares beneficially owned by Mr. Vintiadis and all directors and current executive officers as a group include 5,590 shares, allocated through January 1, 2000, to Mr. Vintiadis' account maintained under the Deferred Compensation Plan. Shares beneficially owned by Dr. G. Hatsopoulos include 26,773 shares held by his spouse and 117,187 shares that a family limited partnership indirectly controlled by Dr. Hatsopoulos has the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Dr. Hatsopoulos disclaims beneficial interest in the shares owned by the family limited partnership except to the extent of his pecuniary interest therein. Shares beneficially owned by Mr. Helm include a total of 5,264 shares held in custodial accounts for the benefit of four minor children. Shares beneficially owned by Mr. Howe include 374 shares held in custodial accounts for the benefit of his minor children. Shares beneficially owned by Mr. Lewis include 2,987 shares held by his spouse. No director or named executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned 1.41% of the common stock of Thermo Instrument outstanding as of such date.

(3) Shares of the common stock of Thermo Electron beneficially owned by Dr. Chapman, Dr. G. Hatsopoulos, Mr. Helm, Mr. Howe, Mr. Kelleher, Mr. Lewis, Mr. Melas-Kyriazi, Dr. Syron and all directors and current executive officers as a group include 76,248, 25,448, 99,816, 64,141, 179,359,
    212,278, 384,361, 1,011,000 and 2,102,831 shares, respectively, that such person or group had the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Dr. G. Hatsopoulos, Mr. Kelleher, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 2,266, 1,426, 1,071 and 4,763 shares, respectively, allocated through January 31, 2000, to their respective accounts maintained pursuant to the ESOP. Shares beneficially owned by Dr. Hatsopoulos include 144,437 shares held by his spouse, 311,708 shares held by a family trust of which his spouse is the trustee and 566,262 shares held by a family limited partnership indirectly controlled by Dr. Hatsopoulos. Shares beneficially owned by Dr. Hatsopoulos also include 50,000 shares that a family trust, of which Dr. Hatsopoulos' spouse is the trustee, has the right to acquire within 60 days of January 31, 2000 and 2,149,500 shares that a family limited partnership indirectly controlled by Dr. Hatsopoulos has the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Dr. Hatsopoulos disclaims beneficial interest in the shares owned by the family limited partnership except to the extent of his pecuniary interest therein. Shares beneficially owned by Mr. Helm include 8,100 shares held in custodial accounts for the benefit of his minor children. Shares beneficially owned by Mr. Howe include 200 shares held in custodial accounts for the benefit of his minor children. Except for Dr. G. Hatsopoulos, who beneficially owned 2.46% of the Thermo Electron common stock outstanding as of January 31, 2000, no director or named executive officer beneficially owned more than 1% of such common stock outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned 3.91% of the Thermo Electron common stock outstanding as of such date.

(4) Shares of the common stock of ThermoQuest, beneficially owned by Dr. Chapman, Dr. G. Hatsopoulos, Mr. Helm, Mr. Howe, Mr. Kelleher, Mr. Lewis, Mr. Melas-Kyriazi and all directors and current executive officers as a group include 325,000, 2,600, 10,000, 90,000, 6,000, 125,000, 2,500, and
    651,100 shares, respectively, that such person or group had the right to acquire within 60 days of January 31, 2000, through the exercise of stock options. Shares beneficially owned by Dr. Hatsopoulos include 90,000 shares that a family limited partnership indirectly controlled by Dr. Hatsopoulos has the right to acquire within 60 days of January 31, 2000 through the exercise of stock options. Dr. Hatsopoulos disclaims beneficial interest in the shares owned by the family limited partnership except to the extent of his pecuniary interest therein. No director or named executive officer beneficially owned more than 1% of the common stock of ThermoQuest outstanding as of January 31, 2000; all directors and current executive officers as a group beneficially owned 1.36% of such common stock outstanding as of such date.

QUEST ACQUISITION

  Director and Executive Officer of Quest Acquisition

     The name, business address, position with Quest Acquisition, present principal occupation or employment and five-year employment history of the sole director and executive officer of Quest Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to Quest Acquisition. The sole director and executive officer of Quest Acquisition is a United States citizen whose business address is 81 Wyman Street, Waltham, Massachusetts 02454. To the knowledge of Thermo Electron, Thermo Instrument and Quest Acquisition, the sole director and executive officer of Quest Acquisition does not beneficially own any Shares (or rights to acquire Shares). To the knowledge of Thermo Electron, Thermo Instrument and Quest Acquisition, the sole director and executive officer of Quest Acquisition has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

EARL R. LEWIS                Mr. Lewis, 56, has been a director and the chief
                             executive officer of Thermo Instrument since
                             January 1998, and has been president of Thermo
                             Instrument since March 1997. He was chief operating officer of Thermo Instrument from January 1996 to January 1998. Prior to that time, he was executive vice president of Thermo Instrument from January
                             1996 to March 1997 and senior vice president from January 1994 to January 1996. Mr. Lewis has been the chief operating officer, measurement and detection, of Thermo Electron since September 1998.
                             Prior to his appointment as chief operating officer, Mr. Lewis served as senior vice president of Thermo Electron from June 1998 to September 1998 and vice president from September 1996 to June
                             1998. Mr. Lewis served as chief executive officer of Thermo Optek Corporation, a majority-owned subsidiary of Thermo Instrument Systems that manufactures analytical instruments that measure energy and light for purposes of materials analysis, characterization and preparation, from its inception in August 1995 to January 1998. Mr.
                             Lewis is a director of FLIR Systems Inc., Metrika
                             Systems Corporation, ONIX Systems Inc., SpectRx
                             Inc., Spectra-Physics Lasers, Inc., Thermo
                             BioAnalysis Corporation, Thermo Optek Corporation and ThermoQuest.

     STOCK OWNERSHIP. The stock ownership of the sole director and executive officer of Quest Acquisition in each of Thermo Electron, Thermo Instrument and ThermoQuest is set out above under "Thermo Electron -- Stock Ownership."

                                  SCHEDULE II

                   INFORMATION CONCERNING TRANSACTIONS IN THE
                          COMMON STOCK OF THE COMPANY

     The following sets forth information with respect to purchases of common stock by ThermoQuest, Quest Acquisition, Thermo Instrument and Thermo Electron during the past two years.

                                                         RANGE OF PRICES    AVERAGE PURCHASE
                                         NUMBER OF        PAID PER SHARE    PRICE PER SHARE
                                      SHARES PURCHASED    DURING QUARTER      PAID DURING
  QUARTER/YEAR        PURCHASER        DURING QUARTER         ($)(1)         QUARTER($)(1)
----------------  -----------------   ----------------   ----------------   ----------------
3rd Quarter 1998  ThermoQuest              67,000        9.4688- 9.7324          9.6134
3rd Quarter 1998  Thermo Instrument       525,200           6.5- 8.75            7.2170
3rd Quarter 1998  Thermo Electron         101,600         9.125- 10.1265         9.5886
4th Quarter 1998  ThermoQuest             502,600        9.3125- 10.5            9.5646
1st Quarter 1999  ThermoQuest             389,900          10.0- 13.25          12.1810
2nd Quarter 1999  ThermoQuest              15,000          11.0- 11.875         11.1429
4th Quarter 1999  ThermoQuest             184,100          10.5- 10.875         10.8195

---------------
(1) Prices per share of common stock of ThermoQuest are net of commissions paid by the respective purchasers.

     There were no transactions in the common stock effected during the past 60 days by Quest Acquisition, Thermo Instrument, Thermo Electron or, to the best knowledge of Quest Acquisition, Thermo Instrument and Thermo Electron, the directors and executive officers of any of Quest Acquisition, Thermo Instrument or Thermo Electron.

                                 EXHIBIT INDEX

EXHIBIT NUMBER   DESCRIPTION
--------------   -----------
    (a)(1)       Letter from Earl R. Lewis, Chief Executive Officer and
                 President of Thermo Instrument.
       (b)       Letter Agreement dated March 1, 2000 between Thermo Electron and Thermo Instrument.
       (c)       Opinion of J.P. Morgan Securities Inc. and the Beacon Group
                 Capital Services, LLC.
       (f)       Delaware General Corporation Law Section 262.